Exhibit 99.1

CHEER HOLDING, INC.

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

To the Shareholders of Cheer Holding, Inc.:

You are cordially invited to attend the 2024 Annual General Meeting of Cheer Holding, Inc. (“Cheer” or the “Company”) on Wednesday, August 28, 2024 (the “Annual General Meeting” or the “meeting”), at the offices of the Company, located at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016, at 10:00 a.m., local time. A Notice of the Annual General Meeting, a Proxy Card and a Proxy Statement containing information about the matters to be voted upon at the Annual General Meeting are enclosed.

All registered holders of our ordinary shares (“Ordinary Shares” or “Shares”) as of the close of business on Tuesday, July 23, 2024 (the “Record Date”), will be entitled to vote at the Annual General Meeting on the basis of one vote on a show of hands and, on a poll, one vote for each Ordinary Share held.

Our activities for the fiscal year ended December 31, 2023, are included in our annual report on Form 20-F, as amended, filed with the Securities and Exchange Commission (“SEC”) on March 14, 2024 (the “Annual Report”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith. The Annual Report and other reports that we file with the SEC are also available to the public from the SEC’s website at http://www.sec.gov.

Whether or not you plan to attend the Annual General Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy card promptly in the enclosed self-addressed stamped envelope, or to vote your shares online electronically at https://www.cstproxyvote.com/. If you are a registered holder of Ordinary Shares, by attending the Annual General Meeting and voting in person, your Proxy Card will not be used.

We are providing the accompanying Proxy Statement and accompanying Proxy Card to our shareholders in connection with the solicitation of proxies to be voted at the Annual General Meeting and at any adjournments of such meeting. Whether or not you plan to attend the Annual General Meeting, we urge you to read the Proxy Statement and sign, date and return the Proxy Card.

On behalf of our Board of Directors, I thank you for your support.

Sincerely,

/s/ Bing Zhang
Bing Zhang
Chairman of the Board and Chief Executive Officer

CHEER HOLDING, INC

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

NOTICE OF THE 2024 ANNUAL GENERAL MEETING

OF CHEER HOLDING, INC.

To Be Held on August 28, 2024

Dear Shareholder:

NOTICE IS HEREBY GIVEN that the 2024 Annual General Meeting of Cheer Holding, Inc. (“Cheer” or the “Company”) will be held on August 28, 2024, at 10:00 a.m., local time, at the offices of the Company, located at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016 (the “Annual General Meeting” or the “meeting”).

At the Annual General Meeting, our shareholders will be asked to consider and vote upon:

Proposal No. 1. To consider and approve a proposal, as an ordinary resolution, that Yong Li and Bing Zhang each be appointed as a Class II Director to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2027 Annual General Meeting of the Company and until his successor is appointed and duly qualified, or until his earlier resignation or removal. We refer to Proposal No. 1 as the “Director Appointment Proposal.”

Proposal No. 2. To consider and approve a proposal, as a special resolution, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution should be implemented, that the authorized share capital of the Company be increased to US$200,700 divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each, 500,000 Class B ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each, and that the second amended and restated memorandum and articles of association of the Company be amended and restated pursuant to the third amended and restated memorandum and articles of association in the form set forth in Annex A to the Notice of the Annual General Meeting of the Company to provide for rights for Class B ordinary shares. We refer to Proposal No. 2 as the “Charter Proposal.”

Proposal No. 3. To consider and approve a proposal, as an ordinary resolution, subject to the approval and implementation of the Charter Proposal, that Mr. Bing Zhang, our Chairman, Director, Chief Executive Officer and Chief Financial Officer, be allotted and issued all 500,000 Class B ordinary shares at par for an aggregate purchase price of US$500, or US$0.001 per share. Such payment may be made in Renminbi. We refer to Proposal No. 3 as the “Share Issuance Proposal.”

Proposal No. 4. To consider and approve a proposal, as an ordinary resolution, that the Cheer Holding, Inc. 2024 Equity Incentive Plan in the form set forth in Annex B to the Notice of the Annual General Meeting of the Company (the “Equity Incentive Plan”), be approved and adopted. We refer to Proposal No. 4 as the “Equity Incentive Plan Proposal.”

Proposal No. 5. To consider and approve a proposal, as an ordinary resolution, that the appointment of Assentsure PAC as the independent registered public accounting firm for the fiscal year ending December 31, 2024, be approved and ratified. We refer to Proposal No. 5 as the “Ratification of Auditors Proposal.”

Only holders of record of our ordinary shares at the close of business on July 23, 2024 are entitled to notice of the Annual General Meeting and to vote at the meeting and any adjournments of the meeting. A complete list of our shareholders of record entitled to vote at the Annual General Meeting will be available for ten (10) days before the meeting at our principal executive offices for inspection by shareholders during ordinary business hours for any purpose germane to the meeting.

Each of these Proposals is more fully described in the accompanying Proxy Statement. We ask that you vote or date, sign and return the enclosed Proxy Card in the self-addressed stamped envelope. If you are a registered holder of ordinary shares, you may revoke your Proxy Card and vote in person if you later decide to attend in person.

Sincerely,

/s/ Bing Zhang
Bing Zhang
Chairman of the Board and Chief Executive Officer
July 29, 2024

CHEER HOLDING, INC.

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China

PROXY STATEMENT

July 29, 2024

GENERAL INFORMATION

This Proxy Statement and the accompanying Proxy Card are being mailed to shareholders of Cheer Holding, Inc. (“Cheer” or the “Company”) in connection with the solicitation of proxies by the Board of Directors (the “Board”) of the Company for the 2024 Annual General Meeting of the Company (the “Annual General Meeting” or the “meeting”) to be held on August 28, 2024, at 10:00 a.m., local time, at the offices of the Company, located at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016. The Company’s Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2023, which is not part of this Proxy Statement, was filed separately with the Securities and Exchange Commission on March 14, 2024.

Voting By Registered Holders of Ordinary Shares

When your Proxy Card is returned properly executed, the Ordinary Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Annual General Meeting. You may vote “for” or “against” each item or “abstain” from voting by marking the appropriate box.

Voting via the Internet. To vote through the Internet before the Annual General Meeting, go to https://www.cstproxyvote.com/ and follow the on-screen instructions to complete an electronic proxy card. Please have your proxy card available when you access the website. You will need the information on your proxy card to vote your shares. We encourage you to vote via the Internet. You may vote online until 11:59 PM EST the day before the Annual General Meeting

Voting by mail. To vote using the proxy card, simply complete, sign and date the proxy card that was delivered to you by mail and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual General Meeting, we will vote your shares as you direct. If you sign and return your Proxy Card but do not specify any choices, you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board. The Proxy Card also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the Annual General Meeting, you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy Card to the attention of the Company’s chief financial officer at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016, not less than forty-eight (48) hours before the time appointed for the Annual General Meeting. You may revoke your Proxy Card at any time before it is exercised by giving written notice thereof to the Secretary of the Company, by submitting a subsequently dated Proxy Card, by attending the Annual General Meeting and withdrawing the Proxy Card, or by voting in person at the Annual General Meeting.

Each holder of the Ordinary Shares in the capital of the Company in issue, and recorded in the Register of Members of the Company at the close of business on July 23, 2024, is entitled to one vote on a show of hands and, on a poll, to one vote for each Ordinary Share so held at the Annual General Meeting. All such Ordinary Shares entitled to vote at the Annual General Meeting are referred to herein as “Record Shares.” The presence in person or by proxy of two shareholders will constitute a quorum for the transaction of business at the Annual General Meeting. Resolutions put to the vote at the Annual General Meeting will be decided by a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman of the Annual General Meeting or any holder of Record Shares present in person or by proxy. Every holder of a Record Share present in person or by proxy is entitled to one vote on a show of hands and, on a poll, to one vote for each Record Share held.

If two or more persons are jointly registered as holders of an Ordinary Share then in voting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other holders of the Ordinary Share and, for this purpose seniority, shall be determined by the order in which the names stand on the register of the Members.

Broker Non-Votes and Abstentions

Under the rules of various national and regional securities exchanges, your broker, bank or other nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee. The proposals, except for the Ratification of Auditors Proposal, will be considered non-discretionary and therefore your broker, bank or other nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy Card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or other nominee is not voting your shares is referred to as a “broker non-vote.” The Ratification of Auditors Proposal will be considered discretionary and therefore your broker, bank or other nominee may vote your shares without your instruction.

With respect to the meeting, abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but will have no effect on any of the Proposals.

Certain Filings With SEC

Our activities for the fiscal year ended December 31, 2023, are included in our annual report on Form 20-F, as amended, filed with the Securities and Exchange Commission (“SEC”) on March 14, 2024 (the “Annual Report”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith. The Annual Report and other reports that we file with the SEC are also available to the public from the SEC’s website at http://www.sec.gov.

Upon request, we will, without charge, send you copies of our Annual Report that we have filed with the SEC. You may request copies of the Annual Report by addressing your request to Secretary, Cheer Holding, Inc., 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of July 23, 2024:

●	each person known to us to own beneficially more than 5% of our Ordinary Shares;

●	each of our current executive officers and directors; and

●	each of our directors and executive officers as a group.

As of July 23, 2024, we had a total of 10,285,568 Ordinary Shares outstanding.

	Ordinary Shares Beneficially Owned
Name and Address(1)	Number**	Percent
Bing Zhang(2)	1,971,287	19.17%
Jia Lu(3)	655,429	6.37%
Ke Chen	200	*
Zhihong Tan	200	*
Yong Li	200	*
All directors and executive officers as a group (five individuals):	2,627,316	25.54%
		*
Happy Starlight Limited(2)	1,895,287	18.43%
Enjoy Starlight Limited(3)	655,412	6.37%
Shah Capital Management(4)	1,256,691	12.22%
Shah Capital Opportunity Fund LP(4)	1,256,691	12.22%
Himanshu H. Shah(4)	1,256,691	12.22%
Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd.(5)	2,016,129	19.60%

*	Less than 1%

**	Reflects the consolidation of our issued and outstanding ordinary shares on the basis of one post-consolidation of ordinary share for each 10 pre-consolidation ordinary shares issued and outstanding which took effect on November 24, 2023 (the “Share Consolidation”).

(1)	Unless otherwise indicated, the business address of each of the individuals is 22nd Floor, Block B, Xinhua Technology Building, No. 8 Tuofangying Road, Chaoyang District, Beijing, China.

(2)	Mr. Bing Zhang is the chairman, chief executive officer and chief financial officer of Cheer. Mr. Zhang is sole shareholder and director of Happy Starlight Limited, which holds 18.85% of our ordinary shares.

(3)	Mr. Jia Lu is the director and senior vice president of Glory Star Media (Beijing) Co., Ltd. Mr. Lu is the sole shareholder and a director of Enjoy Starlight Limited, which holds 6.52% of our ordinary shares.

(4)	Mr. Himanshu H. Shah is the president and chief investment officer of Shah Capital Management, Inc., which serves as the investment adviser to Shah Capital Opportunity Fund LP, of which Mr. Shah is also its managing member. According to the Form 13G/A jointly filed by Mr. Shah, Shah Capital Opportunity Fund LP and Shah Capital Management (Collectively, “Reporting Persons”) with the SEC on July 12, 2024, the amount of shares the Reporting Person beneficially owned was 1,256,691. Consequently, Mr. Shah may be deemed the beneficial owner of the 900,000 shares held by Shah Capital Opportunity Fund LP and has shared voting and dispositive control over such securities.

(5)	Zhong Sheng Ding Xin Investment Fund Management (Beijing) Co., Ltd. (“ZSDX”) is a corporation with limited liability organized under the laws of the People’s Republic of China. The principal office for ZSDX is located at 6F Building 4, Wangjing Street, Chaoyang District, Beijing, China 100020. According to the Form 13D filed by ZSDX with the SEC on May 19, 2023, the amount of shares ZSDX beneficially owned was 2,016,129 (as adjusted for the Share Consolidation).

BOARD OF DIRECTORS

The Board is responsible for establishing broad corporate policies and for overseeing the overall performance of the Company. The Board reviews significant developments affecting the Company and acts on other matters requiring its approval.

Number and Terms of Directors. Our Board is divided into three classes with only one class of directors being appointed in each year and each class (except for those directors appointed prior to our first annual meeting) serving a three-year term. The term of office for Class I directors, consisting of Messrs. Zhihong Tan, and Jia Lu, will expire at our 2026 annual general meeting. The term of office of the Class II directors, consisting of Messrs. Yong Li and Bing Zhang, will expire at our 2024 annual general meeting unless they are re-elected to serve until the 2027 annual general meeting, and the term of office of the Class III directors, consisting of Mr. Ke Chen, will expire at the 2025 annual general meeting.

Director Independence. Currently, each of Messrs. Zhihong Tan, Yong Li, and Ke Chen would be considered an “independent director” under the NASDAQ listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s Board would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors. Our Board has three standing committees: an audit committee, a nominating committee and a compensation committee. Subject to phase-in rules and certain limited exceptions, the rules of NASDAQ and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of NASDAQ require that the compensation committee and nominating committee of a listed company be comprised solely of independent directors.

Audit Committee. We have established an audit committee of the Board, which consists of Messrs. Zhihong Tan, Yong Li, and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Tan is the Chairperson of the audit committee.

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our annual report;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under NASDAQ listing standards. NASDAQ listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to NASDAQ that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The Board has determined that Messrs. Zhihong Tan, Yong Li, and Ke Chen each qualify as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating Committee. We have established a nominating committee of the Board, which consists of Messrs. Zhihong Tan, Yong Li, and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Chen is the Chairperson of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our Board. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Compensation Committee. We have established a compensation committee of the Board, which consists of Messrs. Zhihong Tan, Yong Li, and Ke Chen, each of whom is an independent director under NASDAQ’s listing standards. Mr. Li is the Chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

PROPOSAL NO. 1.

APPOINTMENT OF CLASS II DIRECTORS

Our Board is currently divided into three classes, Classes I, II and III. The Company’s Articles of Association provides that, at each annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three nor a multiple of three, the number nearest to but not exceeding one-third, shall retire from office. The Company currently has five (5) directors. Accordingly, the Board is divided into three (3) classes as nearly equal in number as the then total number of directors permits. Each Class I, Class II and Class III director will be appointed for a three-year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so that one-third of the directors will retire from office at each annual general meeting, and any additional directors of any class appointed to fill a vacancy resulting from an increase in that class will hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

At the Annual General Meeting, the existing Class II Directors consisting of Messrs. Yong Li and Bing Zhang are being proposed to be appointed for a three-year term ending 2027, and until their successors are appointed and duly qualified, or until such director’s earlier resignation or removal. A brief summary of Messrs. Yong Li and Bing Zhang’s principal occupation, business affiliations and other information are as follows.

Mr. Yong Li became our independent director in February 2020. Mr. Li is the deputy director of Intelligent Communication Commission of China TV Artists Association (CTAA), Partner of Chengmei Capital and Chairman of Guyuan Culture since June 2019. From 2014 to 2018, Mr. Li served as Chief Inspector/General Manager of Dragon TV Center, Oriental Entertainment Media Group Co., Ltd. From 2011 to 2014, Mr. Li served as the general manager of Shanghai New Media & Entertainment Co. LTD. In addition, Mr. Li was the first to launch “independent producer system” in Shanghai, which has significantly promoted the development of China’s entertainment and media industry. Mr. Li holds a master degree in business from China Europe International Business School in 2006 and a Bachelor of Art in Journalism from Communication University of China in 1991.

Mr. Bing Zhang became our chairman, director and chief executive officer in February 2020 upon the consummation of the Business Combination. Mr. Zhang has been the chairman of CHEER Group since 2019 and he also serves as the chief executive officer of Horgos and Xing Cui Can since 2016. From 2011 to 2016, Mr. Zhang was the Vice President of Trends Group as well as Chairman of Board of Directors and General Manager of Trends Star (Beijing) Cultural Media Co., Ltd. Mr. Bing Zhang holds an EMBA Degree of Tsinghua SEM and a Bachelor Degree of Hunan University.

Messrs. Yong Li and Bing Zhang have consented to being named in this Proxy Statement and to serve on the Board, if appointed. In the event that the nominee is not be available, the persons named in the Proxy Card will vote for the other nominees and may vote for a substitute for the unavailable nominee.

Vote Required for Approval

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our Ordinary Shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as an ordinary resolution, that Messrs. Yong Li and Bing Zhang each be appointed as a Class II Director to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2027 Annual General Meeting of the Company and until his successor is appointed and duly qualified, or until his earlier resignation or removal.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPOINTMENT OF EACH OF MESSRS. YONG LI AND BING ZHANG AS A CLASS II DIRECTOR TO SERVE A THREE-YEAR TERM UNTIL THE 2027 ANNUAL GENERAL MEETING OF THE COMPANY AND UNTIL THEIR SUCCESSORS ARE APPOINTED AND DULY QUALIFIED, OR UNTIL SUCH DIRECTOR’S EARLIER RESIGNATION OR REMOVAL. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPOINTMENT OF EACH SAID NOMINEE.

PROPOSAL NO. 2

APPROVAL OF AMENDMENT TO CHARTER

Amendment to Our Memorandum and Articles of Association

To consider and approve a proposal, as a special resolution, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution should be implemented, that the authorized share capital of the Company be increased to US$200,700 divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each, 500,000 Class B ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each, and that the second amended and restated memorandum and articles of association of the Company be amended and restated pursuant to the third amended and restated memorandum and articles of association in the form set forth in Annex A to the Notice of the Annual General Meeting of the Company to provide for rights for Class B ordinary shares. We refer to Proposal No. 2 as the “Charter Proposal.”

Reason for the Charter Proposal

The purpose of the Charter Proposal is to create a dual class structure as follows:

●

Authorized shares is US$200,700 divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each, 500,000 Class B ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each,

●	Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders;

●

Each Class A ordinary share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall be entitled to one hundred (100) votes on all matters subject to vote at general meetings of the Company;

●

Upon winding up of the Company, holders of Class A ordinary shares shall be entitled to participate in the surplus assets of the Company, and holders of Class B ordinary shares shall only be entitled to repayment of capital;

●	In terms of dividends, holders of Class A ordinary shares shall be entitled the right to receive dividend, and holders of Class B ordinary shares shall not be entitled to any dividends;

●	as to redemption, a Class B ordinary share may be redeemed at par value at the option of the holder; and

●	Class A ordinary shares and Class B ordinary shares are not convertible.

Vote Required to Approve Proposal No. 2

This proposal requires the approval of a special resolution under Cayman Islands law which requires the affirmative vote of a majority of at least two-thirds of our Ordinary Shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as a special resolution, subject to the determination, confirmation and approval of the board of directors of the Company that this resolution should be implemented, that:

(a)	The authorized share capital of the Company be increased as follows:

FROM:	US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

TO:	US$200,700 divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each, 500,000 Class B ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

BY:	the creation of 500,000 Class B ordinary shares of a par value of US$0.001 each with the rights attaching to such shares as set out in the Third Amended and Restated Memorandum and Articles of Association in the form set forth in Annex A to the Notice of the 2024 Annual General Meeting of the Company; and

(b)	the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form set forth in Annex A to the Notice of the 2024 Annual General Meeting of the Company.

OUR AUDIT COMMITTEE, ACTING ON BEHALF OF OUR BOARD, UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE CHARTER PROPOSAL.

PROPOSAL NO. 3

SHARE ISSUANCE PROPOSAL

To consider and approve a proposal, as an ordinary resolution, subject to the approval and implementation of the Charter Proposal, that Mr. Bing Zhang, our Chairman, Director, Chief Executive Officer and Chief Financial Officer, be allotted and issued all 500,000 Class B ordinary shares at par for an aggregate purchase price of US$500, or US$0.001 per share. Such payment may be made in Renminbi. We refer to this Proposal No. 3 as the “Share Issuance Proposal.”

Background and Potential Adverse Effects of the Reclassification

If the Charter Proposal and Share Issuance Proposal are both approved, Mr. Bing Zhang, our Chairman, Director, Chief Executive Officer and Chief Financial Officer will enter into a Share Purchase Agreement with the Company to subscribe for 500,000 Class B ordinary shares at par for an aggregate purchase price of US$500, or US$0.001 per share (“Share Purchase”). Such payment may be made in Renminbi. The Company believes that this structure will support the management team’s ability to implement a sustainable development strategy to fully integrate the Company’s multi-platform portfolio to become one of the most innovative internet companies in China. This structure will assist in the continuity of management in order to implement its short- and long-term business plan without being distracted by external financial market factors which, many time, are out of management’s control.

Potential Adverse Effects of the Share Issuance Proposal

The issuances of Class B ordinary shares to Mr. Bing Zhang would have a dilutive effect on the voting power of current holders of Class A ordinary shares. Mr. Bing Zhang currently beneficially owns 1,971,287 ordinary shares, or 19.17%. Upon consummation of the Share Purchase, Mr. Bing Zhang could beneficially own 1,971,287 Class A ordinary shares and 500,000 Class B ordinary shares, representing a combined voting power of 86.21%.

The Board is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board from taking any such actions that it deems to be consistent with its fiduciary duties.

Possible Abandonment

The board of director the Company may exercise its discretion to terminate and abandon the Share Purchase at any time, prior to the closing.

Vote Required for Approval

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our Ordinary Shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as an ordinary resolution, subject to the approval and implementation of Proposal No. 2, Mr. Bing Zhang, the Chairman, Director, Chief Executive Officer and Chief Financial Officer of the Company be allotted and issued all 500,000 Class B ordinary shares at par for an aggregate purchase price of US$500, or US$0.001 per share. Such payment may be made in Renminbi.

OUR AUDIT COMMITTEE, ACTING ON BEHALF OF OUR BOARD, UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE SHARE ISSUANCE PROPOSAL.

PROPOSAL NO. 4

APPROVAL OF THE 2024 EQUITY INCENTIVE PLAN

Background of the Equity Incentive Plan

Our Board has unanimously approved and adopted the Cheer Holding, Inc. 2024 Equity Incentive Plan (the “Equity Incentive Plan”), and our Board has unanimously approved and recommended that our shareholders approve and adopt the Equity Incentive Plan. (the “Equity Incentive Plan Proposal”)

The principal features of the Equity Incentive Plan are summarized below, but the summary is qualified in its entirety by reference to the complete text of the Equity Incentive Plan document, which is attached as Annex B to this proxy statement.

Our 2024 Equity Incentive Plan, or the Plan, was approved by our Board on July 15, 2024. Our Board and management all believe that in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants, and to promote the success of the Company’s business, we will need to have the flexibility to grant restricted shares, share options, and other equity instruments. The Board believes that equity incentive compensation is also an important component of our overall compensation and incentive strategy for employees, directors, officers and consultants. Without a broad based equity plan, we believe that we will be impaired in our efforts to hire new executives of the caliber that we believe is required, and will not be able to offer competitive packages to retain such executives.

The Company will reserve such number of ordinary shares authorized for issuance as will be sufficient to satisfy the requirements of the Plan. Currently there are no shares or options granted under the Plan. If Proposal 2 – the Charter Proposal is approved by our shareholders, the shares that may be issued under the Plan shall be Class A ordinary shares. If Proposal 2 is not approved by our shareholders, the shares that may be issued under the Plan shall remain our ordinary shares. We refer to such issuable shares herein as “Ordinary Shares.”

The following is a brief summary of the Plan. This summary is qualified in its entirety by reference to the text of the Plan, a copy of which is attached as Annex B to this Information Statement.

Summary of the 2024 Equity Incentive Plan

The principal provisions of the Plan are summarized below. This summary is not a complete description of all of the Plan’s provisions, and is qualified in its entirety by reference to the Plan which is attached as Annex B to this Information Statement. Capitalized terms in this summary not defined in this Information Statement have the meanings set forth in the Plan.

Structure. The Plan allows for the grant of Incentive Share Options, Nonstatutory Share Options, Restricted Shares, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Performance Units, Performance Shares, and Other Share Based Awards (collectively, the “Awards”).

Number of shares. Subject to adjustment as provided in the Plan, the maximum aggregate number of Ordinary Shares that may be issued under the Plan shall not exceed two million (2,000,000) Ordinary Shares. The Ordinary Shares subject to the Plan may be authorized, but unissued, or reacquired Ordinary Shares. Subject to the adjustments provided in Section 15 of the Plan, no contraction of the number of ordinary shares outstanding will affect the validity or enforceability of any awards then outstanding.

Administration. Authority to control and manage the operation and administration of the Plan will be vested with the Board or the compensation committee of our Board (“Committee”), or such other committee of at least two persons as the Board shall designate. To the extent desirable to qualify transactions under the Plan as exempt under Rule 16b-3, the transactions contemplated under the Plan will be structured to satisfy the requirements for exemption under Rule 16b-3. The Administrator may expressly delegate to a special committee, consisting of one or more directors who may but need not be an officer, to designate recipients of Awards and to determine the number of such Awards to be granted. The Administrator has the authority to interpret the Plan and the rights underlying any grants or awards made subject to the Plan. Any decision or action of the Administrator in connection with the Plan is final and binding.

Term. The Plan will become effective pursuant to the resolution adopting the Plan by the Board. It will continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

Amendment and Termination of the Plan. The Board may at any time amend, alter, suspend or terminate the Plan.

Eligibility. Nonstatutory Share Options, Restricted Shares, Share Appreciation Rights, Performance Units, Performance Shares, Restricted Share Units and Other Share Based Awards may be granted to Service Providers. Incentive Share Options may be granted only to Employees.

Annual Non-Employee Director Compensation Limitation. Any individual director who is not an employee in any fiscal year shall be granted compensation for service having an aggregate maximum value (computed as of the date of grant in accordance with applicable financial accounting rules) exceeding $1,000,000.

Share Options. Incentive and Nonstatutory Share Options (each, an “Option”) may be granted under the Plan, with an exercise price that may not be less than 100% of the fair market value of our Ordinary Shares on the date of grant. The Administrator shall further determine the number of Ordinary Shares subject to the Option, the exercise price of the Option, the period during which the option may vest and be exercised, and all other terms and conditions of the Option. An Option may not be exercised for a fraction of an Ordinary Share. Each Option will be designated in the award agreement as either an Incentive Share Option or a Nonstatutory Share Option.

With respect to Incentive Share Option, the term ill be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Ordinary Shares with respect to which Incentive Share Options are exercisable for the first time by a participant during any calendar exceeds $100,000, such Options will be treated as Nonstatutory Share Options. In the case of an Incentive Share Option granted to a participant who at the time of grant owns shares representing more than ten percent (10%) of the total combined voting power of all of our classes of shares, the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant.

Restricted shares and restricted share units. The Administrator may grant restricted shares and restricted share units to Service Provides. A restricted share unit may consist of a restricted share, performance share, or performance unit award that the Administrator, in its sole discretion, permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator, subject to compliance with Section 409A of the Code. In the case of restricted shares, the Administrator shall, in its sole discretion, determine the applicable restrictions, the number of Ordinary Shares granted, and such other terms and conditions which shall be evidenced by an award agreement. Subject to these restrictions and the other requirements of the Plan, a participant receiving restricted shares may exercise the voting rights applicable to those restricted shares, unless the applicable award agreement provides otherwise.

Share appreciation rights. A share appreciation right, or SAR, is a right to receive, without payment to the Company, a number of shares, cash or any combination thereof, the amount of which is equal to the aggregate amount of the appreciation in the ordinary shares as to which the SAR is exercised. Each SAR grant will be evidenced by an Award Agreement. The Administrator has the discretion to determine the number of shares as to which an SAR will relate as well as the duration and exercisability of an SAR.

Performance units and performance shares. Performance units and performance shares may be granted under the Plan. Performance units and performance shares are awards that will result in a payment to a participant if performance goals or other criteria established by the administrator are achieved or the awards otherwise vest. Each award of performance units or performance shares will be evidenced by an award agreement specifying the number of units or Ordinary Shares (as applicable), any vesting conditions, the performance period, and other terms and conditions of the award, as determined by the Administrator, subject to the terms and conditions of the Plan. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, or individual goals, applicable securities laws, or any other basis determined by the Administrator in its discretion.

Other share base awards. Other share base awards consist of other awards that are valued in whole or in parts by reference to, or are otherwise based on, ordinary shares of the Company and are created by the Administrator that may be granted to participants in the Plan either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside the Plan.

Transferability of awards. Unless the Administrator provides otherwise, the Plan generally does not allow for the transfer of awards other than by will or by the laws of descent and distribution, and only the recipient of an award may exercise such an award during his or her lifetime. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

Certain adjustments. In the event that any dividend or other distribution (whether in the form of cash, Ordinary Shares, other securities, or other property), recapitalization, share capitalization, share subdivision, share consolidation, reorganization, merger, consolidation, spin-off, combination, repurchase, or exchange of Ordinary Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Ordinary Shares occurs such that an adjustment is determined by the Administrator, in its sole discretion, to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust the number and class of Ordinary Shares which may be issued under the Plan, the number, class and price of Ordinary Shares subject to outstanding Awards, and the numerical limits of the Plan. Notwithstanding the preceding, the number of Ordinary Shares subject to any Award always shall be a whole number.

Winding-Up, Liquidation and Dissolution. In the event of the proposed winding up, liquidation and dissolution of the Company, the Administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a participant to have the right to exercise his or her Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Awarded Shares covered thereby, including Ordinary Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase Option or forfeiture rights applicable to any Award shall lapse, and that any Award vesting shall accelerate, provided the proposed winding up, liquidation and dissolution n takes place at the time and in the manner contemplated. To the extent it has not been previously vested and, if applicable, exercised, an Award will terminate immediately prior to the consummation of such proposed action.

Change in control. In the event of a change in control, as defined under the Plan, each outstanding award will be treated as the administrator determines, including, without limitation, that each award be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at the target levels and all other terms and conditions met, and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The Administrator will notify participants regarding the exercisability of their awards over such period. Awards that become exercisable for such period will then terminate upon the expiration of such period. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, then his or her awards will fully vest, all restrictions on such awards will lapse, all performance goals or other vesting criteria applicable to such awards will be deemed achieved at the target levels and all other terms and conditions met, and such awards will become fully exercisable (if applicable).

U.S. Federal Income Tax Matters

The following paragraphs are a summary of the general U.S. federal income tax consequences to U.S. taxpayers of equity awards granted under the Plan. Tax consequences for any particular individual may be different.

Nonstatutory share options. No taxable income is recognized by an option holder upon the grant or vesting of an Nonstatutory Share Option, provided the Nonstatutory Share Option does not have a readily ascertainable fair market value. If the Nonstatutory Share Option does not have a readily ascertainable fair market value, the option holder will generally recognize ordinary income in the year in which the option is exercised equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. If the option holder is an employee or former employee, the option holder will be required to satisfy the tax withholding requirements applicable to such income. Upon resale of the purchased shares, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the option holder.

Incentive stock options. No taxable income is recognized by an option holder upon the grant or vesting of an Incentive Share Option, and no taxable income is recognized at the time an Incentive Share Option is exercised unless the option holder is subject to the alternative minimum tax. The excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares is includable in alternative minimum taxable income. If the option holder holds the purchased shares for more than one year after the date the Incentive Share Option was exercised and more than two years after the Incentive Share Option was granted (the “required ISO holding periods”), then the option holder will generally recognize long-term capital gain or loss upon disposition of such shares. The gain or loss will equal the difference between the amount realized upon the disposition of the shares and the exercise price paid for such shares. If the option holder disposes of the purchased shares before satisfying either of the required ISO holding periods, then the option holder will recognize ordinary income equal to the fair market value of the shares on the date the Incentive Share Option was price paid for the shares (or, if less, the amount realized on a sale of such shares). Any additional gain will be a capital gain and will be treated as short-term or long-term capital gain depending on how long the shares were held by the option holder.

Share appreciation rights. In general, no taxable income results upon the grant of a SAR. A participant will generally recognize ordinary income in the year of exercise equal to the value of the shares or other consideration received. In the case of a current or former employee, this amount is subject to income tax withholding. Upon resale of the shares acquired pursuant to a SAR, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the recipient.

Restricted share awards. A participant who receives an award of restricted stock generally does not recognize taxable income at the time of the award. Instead, the participant recognizes ordinary income when the shares vest, subject to withholding if the participant is an employee or former employee. The amount of taxable income is equal to the fair market value of the shares on the vesting date(s) less the amount, if any, paid for the shares. Alternatively, a participant may make a one-time election to recognize income at the time the participant receives restricted stock in an amount equal to the fair market value of the restricted stock (less any amount paid for the shares) on the date of the award by making an election under Section 83(b) of the Code.

Restricted share unit. In general, no taxable income results upon the grant of a restricted share unit. The recipient will generally recognize ordinary income, subject to withholding if the recipient is an employee or former employee, equal to the fair market value of the shares that are delivered to the recipient upon settlement of the restricted share unit(s). Upon resale of the shares acquired pursuant to a restricted share unit, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the recipient.

Other awards. A participant generally will not have taxable income at the time an award of restricted shares, restricted share units, performance units, or performance shares are granted. Instead, he or she generally will recognize ordinary income in the first taxable year in which his or her interest in the shares underlying the award becomes either (i) freely transferable, or (ii) no longer subject to substantial risk of forfeiture. However, the recipient of a restricted share award may elect to recognize income at the time he or she receives the award in an amount equal to the fair market value of the shares underlying the award (less any cash paid for the shares) on the date the award is granted.

Section 409A. The Plan and all Awards granted under the Plan are intended to comply with, or otherwise be exempt from, the requirements of Section 409A of the Code. The Plan and all Awards granted under the Plan shall be administered, interpreted, and construed in a manner consistent with Section 409A of the Code to the extent necessary to avoid the imposition of additional taxes under Section 409A(a)(1)(B) of the Code. Notwithstanding anything in the Plan to the contrary, in no event shall the Administrator exercise its discretion to accelerate the payment or settlement of an Award where such payment or settlement constitutes deferred compensation within the meaning of Section 409A of the Code unless, and solely to the extent that, such accelerated payment or settlement is permissible under Section 1.409A-3(j)(4) of the Treasury Regulations. If a participant is a “specified employee” (within the meaning of Section 1.409A-1(i) of the Treasury Regulations) at any time during the twelve (12)-month period ending on the date of his or her termination of employment, and any Award hereunder subject to the requirements of Section 409A of the Code is to be satisfied on account of the participant’s termination of employment, satisfaction of such Award shall be suspended until the date that is six (6) months after the date of such termination of employment.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF AN INDIVIDUAL’S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH ANY ELIGIBLE INDIVIDUAL MAY RESIDE.

Plan Benefits

The awards that may be granted under the Plan to any participant or group of participants are indeterminable at the date of this information statement because participation and the types of awards that may be granted under the Plan are subject to the discretion of the Administrator. No awards will be granted under the Plan before the meeting and unless the Plan is approved by our shareholders.

Interest of Certain Persons in the Equity Incentive Plan

Shareholders should understand that our executive officers and non-employee directors may be considered to have an interest in the approval of the Equity Incentive Plan because they may in the future receive Awards under it. Nevertheless, our Board believes that it is important to provide incentives and rewards for superior performance and the retention of experienced directors by implementing the Equity Incentive Plan.

Awards

The grant of options and other equity or cash awards under the Equity Incentive Plan is discretionary and we cannot determine now the specific number or type of equity or cash awards to be granted in the future to any particular person or group. Any such grants of Awards will be made in the sole discretion of the Administrator, in such amounts and to such persons, as the Administrator deems appropriate.

Vote Required for Approval

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our ordinary shares that are represented in person or by proxy and entitled to vote thereon and actually cast at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as an ordinary resolution, that the Cheer Holding, Inc. 2024 Equity Incentive Plan in the form set forth in Annex B to the Notice of the 2024 Annual General Meeting of the Company be approved and adopted in all respects.

Recommendation of the Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL AND ADOPTION OF THE CHEER HOLDING, INC. 2024 EQUITY INCENTIVE PLAN.

PROPOSAL NO. 5

APPROVAL AND RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To consider and approve a proposal, as an ordinary resolution, that the appointment of Assentsure PAC as the independent registered public accounting firm for the fiscal year ending December 31, 2024, be approved and ratified. We refer to Proposal No. 2 as the “Ratification of Auditors Proposal.”

The Audit Committee of the Board has appointed Assentsure PAC as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2024, subject to approval and ratification by the Shareholders.

If the Shareholders do not approve and ratify the appointment of Assentsure PAC, the selection of another independent registered public accounting firm will be considered by the Audit Committee and the Board.

Vote Required to Approve Proposal No. 5

This proposal requires the approval of an ordinary resolution under Cayman Islands law which requires the affirmative vote of the holders of a majority of our ordinary shares that are represented in person or by proxy and entitled to vote thereon and actually cast a vote at the meeting. Accordingly, abstentions and broker non-votes will have no effect on this proposal.

Full Text of the Resolution

RESOLVED, as an ordinary resolution, that the appointment of Assentsure PAC as the independent registered public accounting firm for the fiscal year ending December 31, 2024, be approved and ratified.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF ASSENTSURE PAC AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF ASSENTSURE PAC AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024.

GENERAL

At the date of this Proxy Statement, the Board has no knowledge of any business which has been presented for consideration at the Annual General Meeting other than that described above.

Present officers, directors and other employees of the Company may solicit proxies by telephone, telecopy, telegram or mail, or by meetings with Shareholders or their representatives. The Company will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners. All expenses of solicitation of proxies will be borne by the Company.

By Order of the Board of Directors,

/s/ Bing Zhang
Bing Zhang
Chairman of the Board and Chief Executive Officer

Dated: July 29, 2024

ANNEX A

CHARTER AMENDMENT

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

EXEMPTED COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

Cheer Holding, Inc.

(Adopted by Special Resolution effective on [date])

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

EXEMPTED COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Cheer Holding, Inc.

(Adopted by Special Resolution effective on [DATE])

1.	The name of the Company is Cheer Holding, Inc.

2.	The registered office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to exercise all the functions of a natural person of full capacity.

4.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

5.	The share capital of the Company is US$200,700 divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each, 500,000 Class B ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each.

6.	The Company has the power to register by way of continuation outside of the Cayman Islands in accordance with the Companies Act and to de-register as an exempted company in the Cayman Islands.

7.	Capitalised terms that are not defined in this Third Amended and Restated Memorandum of Association have the same meaning as those given in the Third Amended and Restated Articles of Association of the Company.

THE COMPANIES aCT (AS REVISED)

OF THE CAYMAN ISLANDS

EXEMPTED COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Cheer Holding, Inc.

(Adopted by Special Resolution effective on [DATE])

1.	PRELIMINARY

1.1	Table A not to apply

The regulations contained or incorporated in Table A in the First Schedule to the Companies Act shall not apply to the Company and these Articles shall apply in place thereof.

1.2	Definitions

“Articles”	means these third amended and restated articles of association of the Company, as amended or substituted from time to time;

“Auditor”	means the person (if any) for the time being performing the duties of auditor of the Company;

“Beneficial Ownership”	means, with respect to a security, sole or shared voting power (which includes the power to vote, or to direct the voting of, such security) and/or investment power (which includes the power to acquire (or an obligation to acquire) or dispose, or to direct the acquisition or disposal of, such security) and/or a long economic exposure, whether absolute or conditional, to changes in the price of such security, in each case, whether direct or indirect, and whether though any contract, arrangement, understanding, relationship, or otherwise and “beneficial owner” shall mean a person entitled to such Interest;

“business day”	means any day on which the Exchange is open for the business of dealing in securities;

“certificated”	means, in relation to a Share, a Share which is recorded in the Register of Members as being held in certificated form;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	means a Class A ordinary share in the capital of the Company.

“Class B Ordinary Share”	means a Class B ordinary share in the capital of the Company.

“clear days”	in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

“Clearing House”	means a clearing house recognised by the laws of the jurisdiction in which the Shares (or any Interests in Shares) are listed or quoted on an Exchange.

“Companies Act”	means the Companies Act (as revised) of the Cayman Islands, as amended or revised from time to time;

“Company”	means the above-named company;

“Depository”	means any person who is a Member by virtue of its holding Shares as trustee or otherwise on behalf of those who have elected to hold Shares in dematerialised form through a Depository Interest.

“Depository Interest”	means a dematerialised depository receipt representing the underlying Share in the capital of the Company to be issued by a Depository nominated by the Company.

“Directors”	means the directors for the time being of the Company or as the case may be, the Directors assembled as a board or as a committee thereof;

“Dollar” or “US$”	means the lawful currency of the United States of America;

“Electronic Record”	has the same meaning as in the Electronic Transactions Act;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands, as amended or revised from time to time;

“Exchange”	means the Nasdaq Stock Market for so long as any Shares or Interests in Shares are there listed or quoted and any other recognised securities exchange(s) on which any Shares or Interests in Shares are listed or quoted for trading from time to time;

“Exchange Rules”	means NASDAQ Listing Rules and any other relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing or quotation of any Shares (or any Interests in Shares) on an Exchange;

“Group”	means the group comprising the Company and its subsidiary undertakings (not including any parent undertaking of the Company);

“Group Undertaking”	means any undertaking in the Group, including the Company;

“Interest”	in securities or in a person means any form of Beneficial Ownership (including, for the avoidance of doubt, any derivative, contractual or economic right or contract for difference) of securities of such person;

“Listed Share”	means a Share that is listed or admitted to trading on an Exchange;

“Listed Share Register”	means the register of members which registers the holdings of Listed Shares;

“Member”	means any person from time to time entered in the Register of Members as a holder of one or more Shares;

“Memorandum”	means the third amended and restated memorandum of association of the Company, as amended or substituted from time to time;

“Ordinary Resolution”	means a resolution:

(a) passed by a simple majority of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Member is entitled by the Articles; or

(b) approved in writing by all of the Members entitled to vote at a general meeting of the Company, passed in accordance with these Articles;

“Preference Share”	means a preference share in the capital of the Company.

“Register of Members”	means the Listed Share Register, the Unlisted Share Register and any branch register(s) in each case as the context requires;

“Registered Office”	means the registered office for the time being of the Company in the Cayman Islands;

“Relevant System”	means any computer-based system and procedures permitted by the Exchange Rules, which enable title to Interests in a security to be evidenced and transferred without a written instrument, and which facilitate supplementary and incidental matters;

“Seal”	means the common seal of the Company (if any) and includes every duplicate seal;

“Secretary”	means any person or persons appointed by the Directors to perform any of the duties of the secretary of the Company;

“Share”	means a Class A Ordinary Share, a Class B Ordinary Share or a Preference Share and includes a fraction of a share in the Company.

“Special Resolution”	means a special resolution passed in accordance with the Companies Act, being a resolution:

(a) passed by a majority of not less than two-third of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Member is entitled; or

(b) approved in writing by all of the Members entitled to vote at a general meeting of the Company, passed in accordance with these Articles;

“subsidiary undertaking”	a company or undertaking is a subsidiary of a parent undertaking if the parent undertaking (i) holds a majority of the voting rights in it, or (ii) is a member of it and has the right to appoint or remove a majority of its board of directors, or (iii) is a member of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it;

“Treasury Shares”	means Shares held in treasury pursuant to the Companies Act and these Articles;

“uncertificated”	means, in relation to a Share, a Share to which title is recorded in the Register of Members as being in uncertificated form and title to which may be transferred by means of a Relevant System;

“Uncertificated Proxy Instruction”	means a properly authenticated dematerialised instruction and/or other instruction or notification, which is sent by means of the Relevant System concerned and received by such participant in that system acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors (subject always to the facilities and requirements of the Relevant System concerned);

“Unlisted Share Register”	means the register of members that registers the holdings of Unlisted Shares and which, for the purposes of the Companies Act, constitutes the Company’s “principal register”; and

“Unlisted Shares”	means a Share that is not listed or admitted to trading on an Exchange.

1.3	Interpretation

Unless the contrary intention appears, in these Articles

(a)	singular words include the plural and vice versa;

(b)	a word of any gender includes the corresponding words of any other gender;

(c)	references to “persons” include natural persons, companies, partnerships, firms, joint ventures, associations or other bodies of persons (whether or not incorporated);

(d)	a reference to a person includes that person’s successors and legal personal representatives;

(e)	“writing” and “written” includes any method of representing or reproducing words in a visible form, including in the form of an Electronic Record;

(f)	a reference to “shall” shall be construed as imperative and a reference to “may” shall be construed as permissive;

(g)	in relation to determinations to be made by the Directors and all powers, authorities and discretions exercisable by the Directors under these Articles, the Directors may make those determinations and exercise those powers, authorities and discretions in their sole and absolute discretion, either generally or in a particular case, subject to any qualifications or limitations expressed in these Articles or imposed by law;

(h)	any reference to the powers of the Directors shall include, when the context admits, the service providers or any other person to whom the Directors may, from time to time, delegate their powers;

(i)	the term “and/or” is used in these Articles to mean both “and” as well as “or”. The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. “Or” shall not be interpreted to be exclusive, and “and” shall not be interpreted to require the conjunctive, in each case unless the context requires otherwise;

(j)	any phrase introduced by the terms “including”, “includes”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(k)	headings are inserted for reference only and shall not affect construction;

(l)	a reference to a law includes regulations and instruments made under that law;

(m)	a reference to a law or a provision of law includes amendments, re-enactments, consolidations or replacements of that law or the provision;

(n)	“fully paid” and “paid up” means paid up as to the par value and any premium payable in respect of the issue or re-designation of any Shares and includes credited as fully paid;

(o)	where an Ordinary Resolution is expressed to be required for any purpose, a Special Resolution is also effective for that purpose; and

(p)	sections 8 and 19(3) of the Electronic Transactions Act are hereby excluded.

2.	COMMENCEMENT OF BUSINESS

2.1	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in connection with the formation and operation of the Company, including the expenses of registration and any expenses relating to the offer of, subscription for, or issuance of Shares.

2.3	Expenses may be amortised over such period as the Directors may determine.

3.	REGISTERED OFFICE and OTHER OFFICES

3.1	Subject to the provisions of the Companies Act, the Company may by resolution of the Directors change the location of its Registered Office.

3.2	The Directors, in addition to the Registered Office, may in their discretion establish and maintain such other offices, places of business and agencies whether within or outside of the Cayman Islands.

4.	SERVICE PROVIDERS

The Directors may appoint any person to act as a service provider to the Company and may delegate to any such service provider any of the functions, duties, powers and discretions available to them as Directors, upon such terms and conditions (including as to the remuneration payable by the Company) and with such powers of sub-delegation, but subject to such restrictions, as they think fit.

5.	ISSUE OF SHARES

5.1	Power of Directors to issue Shares

5.1.1	The issue of Shares is under the control of the Directors who may:

(a)	offer, issue, allot or otherwise dispose of them to such persons, in such manner, on such terms and having such rights and being subject to such restrictions, as they may from time to time determine; and

(b)	grant options over such Shares and issue warrants, convertible securities or similar instruments with respect thereto,

subject to the Companies Act, the Memorandum, these Articles, the Exchange Rules (where applicable), any resolution that may be passed by the Company in general meeting and any rights attached to any Shares or Class of Shares.

5.1.2	The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend, return of capital and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) shall be fixed and determined by the Directors.

5.1.3	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

5.2	Payment of commission or brokerage

Subject to the provisions of the Companies Act, the Company may pay a commission or brokerage in connection with the subscription for or issue of any Shares. The Company may pay the commission or brokerage in cash or by issuing fully or partly paid Shares or by a combination of both.

5.3	No Shares to bearer

The Company shall not issue Shares to bearer.

5.4	Fractional Shares

The Directors may issue fractions of a Share of any Class, and, if so issued, a fraction of a Share (calculated to such decimal points as the Directors may determine) shall be subject to and carry the corresponding fraction of liabilities (whether with respect to any unpaid amount thereon, contribution, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without limitation, voting and participation rights) and other attributes of a whole Share of the same Class.

5.5	Treasury Shares

5.5.1	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Companies Act shall be held as Treasury Shares and not treated as cancelled if:

(a)	the Directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)	the relevant provisions of the Memorandum and Articles, the Companies Act and the Exchange Rules are otherwise complied with.

5.5.2	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be made to the Company in respect of a Treasury Share.

5.5.3	The Company shall be entered in the Register of Members as the holder of the Treasury Shares. However:

(a)	the Company shall not be treated as a Member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)	a Treasury Share shall not be voted, directly or indirectly, at any general meeting of the Company and shall not be counted in determining the total number of issued Shares at any given time, whether for the purposes of these Articles or the Companies Act.

5.5.4	Nothing in paragraph 5.5.3 above prevents an allotment of Shares as fully paid up bonus Shares in respect of a Treasury Share and Shares allotted as fully paid up bonus Shares in respect of a Treasury Share shall be treated as Treasury Shares.

5.5.5	Treasury Shares may be disposed of by the Company in accordance with the Companies Act and otherwise on such terms and conditions as the Directors determine.

5.6	Rights of Class A Ordinary Shares

5.6.1	The Class A Ordinary Shares shall have the following rights:

(a)	as to voting: the holder of a Class A Ordinary Share shall (in respect of such Class A Ordinary Share) have the right to receive notice of, attend at and vote as a Member at any general meeting of the Company as provided in these Articles;

(b)	as to capital: a Class A Ordinary Share shall confer upon the holder thereof the right in a winding up to participate in the surplus assets of the Company as provided in these Articles; and

(c)	as to income: the Class A Ordinary Shares shall confer on the holders thereof the right to receive dividends as provided in these Articles.

5.7	Rights of Class B Ordinary Shares

5.7.1	The Class B Ordinary Shares shall have the following rights:

(a)	as to voting: the holder of a Class B Ordinary Share shall (in respect of such Class B Ordinary Share) have the right to receive notice of, attend at and vote as a Member at any general meeting of the Company as provided in these Articles;

(b)	as to capital: a Class B Ordinary Share shall confer upon the holder the right in a winding up to repayment of capital as provided in these Articles but shall confer no other right to participate in the profits or assets of the Company;

(c)	as to income: no dividends shall be payable on the Class B Ordinary Shares; and

(d)	as to redemption: a Class B Ordinary Share may be redeemed at the option of the Member by notice in writing the Company and the redemption price shall be the par value of such Class B Ordinary Share.

6.	REGISTER OF MEMBERS

6.1	Duty to establish and maintain a Register of Members

6.1.1	The Directors shall cause the Company to keep at its Registered Office, or at any other place within or outside the Cayman Islands they think fit, the Register of Members (which, for the avoidance of doubt, comprises the Listed Share Register, the Unlisted Share Register and any branch register(s) maintained from time to time) in which shall be entered:

(a)	the particulars of the Members;

(b)	the particulars of the Shares issued to each of them; and

(c)	other particulars required under the Companies Act and the Exchange Rules (as appropriate).

6.1.2	If the recording complies with the Companies Act, the Exchange Rules and any other applicable law, the Listed Share Register may be kept by recording the particulars required under the Companies Act in a form otherwise than in a physically written form. However, to the extent the Listed Share Register is kept in a form otherwise than in a physically written form, it must be capable of being reproduced in a legible form.

6.2	Power to establish and maintain branch registers

6.2.1	Subject to the Exchange Rules, the rules and regulations of the Relevant System and any other applicable laws, if the Directors consider it necessary or desirable, whether for administrative purposes or otherwise, they may cause the Company to establish and maintain a branch register or registers of members of such category or categories and at such location or locations within or outside the Cayman Islands as they think fit.

6.2.2	The Company shall cause to be kept at the place where the Unlisted Share Register is kept, a duplicate of any branch register duly entered up from time to time. Subject to this Article, with respect to a duplicate of any branch register:

(a)	the Unlisted Shares registered in the branch register shall be distinguished from those registered in the Unlisted Share Register; and

(b)	no transaction with respect to any Unlisted Shares registered in a branch register shall, during the continuance of that registration, be registered in any other register.

6.2.3	The Company may discontinue keeping any branch register and thereupon all entries in such branch register shall be transferred to another branch register kept by the Company or to the Unlisted Share Register.

7.	CLOSING REGISTER OF MEMBERS AND FIXING RECORD DATE

7.1	Power of Directors to close the Register of Members

For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment of a meeting, or Members entitled to receive payment of any dividend or distribution, or in order to make a determination of Members for any other proper purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed thirty (30) days.

7.2	Power of Directors to fix a record date

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrear a date as the record date for any such determination of Members entitled to notice of or to vote at a meeting of the Members, and for the purpose of determining the Members entitled to receive payment of any dividend or distribution, or in order to make a determination of Members for any other purpose.

7.3	Circumstances where Register of Members is not closed and no fixed record date

If the Register of Members is not closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend or distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment of that meeting.

8.	CERTIFICATED SHARES

8.1	Right to certificates

Subject to the Companies Act, the requirements of (to the extent applicable) the Exchange Rules and/or the Exchange, and these Articles, every person, upon becoming the holder of a certificated Share is entitled, without charge, to one certificate for all the certificated Shares of a Class in his name, or in the case of certificated Shares of more than one Class being registered in his name, to a separate certificate for each Class of Shares, unless the terms of issue of the Shares provide otherwise.

8.2	Form of share certificates

Share certificates, if any, shall be in such form as the Directors may determine and shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise share certificates to be issued with the authorised signature(s) affixed by mechanical process. All share certificates shall be consecutively numbered or otherwise identified and shall specify the number and Class of Shares to which they relate and the amount paid up thereon or the fact that they are fully paid, as the case may be. All share certificates surrendered to the Company for transfer shall be cancelled and subject to these Articles no new certificate shall be issued until the former certificate evidencing a like number of relevant Shares shall have been surrendered and cancelled. Where only some of the certificated Shares evidenced by a share certificate are transferred, the old certificate shall be surrendered and cancelled and a new certificate for the balance of the certificated Shares shall be issued in lieu without charge.

8.3	Certificates for jointly-held Shares

If the Company issues a share certificate in respect of certificated Shares held jointly by more than one person, delivery of a single share certificate to one joint holder shall be a sufficient delivery to all of them.

8.4	Replacement of share certificates

If a share certificate is defaced, worn-out or alleged to have been lost, stolen or destroyed, a new share certificate shall be issued on the payment of such expenses reasonably incurred by the Company and the person requiring the new share certificate shall first surrender the defaced or worn-out share certificate or give such evidence of the loss, theft or destruction of the share certificate and such indemnity to the Company as the Directors may require.

9.	UNCERTIFICATED SHARES

9.1	Uncertificated Shares held by means of a Relevant System

The Directors may permit Shares to be held in uncertificated form and shall have power to implement such arrangements as they may, in their absolute discretion, think fit in order for any Class of Shares to be transferred by means of a Relevant System of holding and transferring Shares (subject always to any applicable law and the requirements of the Relevant System concerned).

(For the purpose of this Article 9, the expression “Shares”, where the context permits, also includes Interests in such Shares).

9.2	Disapplication of inconsistent Articles

9.2.1	Where the arrangements described in this Article 9 are implemented, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with:

(a)	the holding of Shares of that Class in uncertificated form; and

(b)	the facilities and requirements of the Relevant System.

9.3	Arrangements for uncertificated Shares

9.3.1	Notwithstanding anything contained in these Articles (but subject always to the Companies Act, any other applicable laws and regulations and the facilities and requirements of any Relevant System):

(a)	unless the Directors otherwise determine, Shares held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings;

(b)	conversion of Shares held in certificated form into Shares held in uncertificated form, and vice versa, may be made in such a manner as the Directors may in their absolute discretion think fit and in accordance with applicable regulations;

(c)	Shares may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in such manner as the Directors may in their absolute discretion, think fit;

(d)	Article 13.2 shall not apply in respect of Shares recorded on the Register of Members as being held in uncertificated form to the extent that Article 13.2 requires or contemplates the effecting of a transfer by an instrument in writing and the production of a certificate for the Share to be transferred;

(e)	a Class of Share shall not be treated as two Classes by virtue only of that Class comprising both certificated and uncertificated Shares or as a result of any provision of these Articles or any other applicable law or regulation which applies only in respect of certificated and uncertificated Shares;

(f)	where the Company is entitled under applicable law or these Articles to sell, transfer or otherwise dispose of, redeem, repurchase, re-allot, accept the surrender of, forfeit or enforce a lien over, a Share in the Company, the Directors shall, subject to such applicable laws, these Articles and the facilities and requirements of the Relevant System be entitled (without limitation):

(i)	to require the holder of that Share by notice to convert that Share into certificated form within the period specified in the notice and to hold that Share in certificated form so long as required by the Company;

(ii)	to require the operator of the Relevant System to convert that Share into certificated form;

(iii)	to require the holder of that Share by notice to give any instructions necessary to transfer title to that Share by means of the Relevant System within the period specified in the notice;

(iv)	to require the holder of that Share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the Relevant System, necessary to transfer that Share within the period specified in the notice;

(v)	to take any other action that the Directors consider necessary or expedient to achieve the sale, transfer, disposal, re-allotment, forfeiture or surrender of that Share or otherwise to enforce a lien in respect of that Share;

(vi)	to require the deletion of any entries in the Relevant System reflecting the holding of such Share in uncertificated form; and

(vii)	to require the operator of the Relevant System to alter the entries in the Relevant System so as to divest the holder of the relevant Share of the power to transfer such Share other than to a person selected or approved by the Directors for the purposes of such transfer.

9.3.2	Article 8 shall not apply so as to require the Company to issue a certificate to any person holding Shares in uncertificated form.

10.	DEPOSITORY INTERESTS

10.1	Depository Interests held by means of a Relevant System

The Directors may permit Shares of any Class to be represented by Depository Interests and to be transferred or otherwise dealt with by means of a Relevant System and may revoke any such permission.

10.2	Disapplication of inconsistent Articles

10.2.1	Where the arrangements described in this Article 10 are implemented, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with:

(a)	the holding of Depository Interests; and

(b)	the facilities and requirements of the Relevant System.

10.3	Arrangements for Depository Interests

10.3.1	The Directors may make such arrangements or regulations (if any) as they may from time to time in their absolute discretion think fit in relation to the evidencing, issue and transfer of Depository Interests and otherwise for the purpose of implementing and/or supplementing the provisions of this Article 10 and the Exchange Rules and the facilities and requirements of the Relevant System.

10.3.2	The Company may use the Relevant System in which any Depository Interests are held to the fullest extent available from time to time in the exercise of any of its powers or functions under the Companies Act, the Exchange Rules or these Articles or otherwise in effecting any actions.

10.3.3	For the purpose of effecting any action by the Company, the Directors may determine that Depository Interests held by a person shall be treated as a separate holding from certificated Shares held by that person.

10.4	Not separate Class

Shares in a particular Class shall not form a separate Class of Shares from other Shares in that Class because they are dealt with as Depository Interests.

10.5	Power of sale

10.5.1	Where the Company is entitled under applicable law or these Articles to sell, transfer or otherwise dispose of, redeem, repurchase, re-allot, accept the surrender of, forfeit or enforce a lien over, any Share represented by a Depository Interest, the Directors shall, subject to such applicable laws, these Articles and the facilities and requirements of the Relevant System be entitled (without limitation):

(a)	to require the holder of that Depository Interest by notice to convert that Share represented by the Depository Interest into certificated form within the period specified in the notice and to hold that Share in certificated form so long as required by the Company;

(b)	to require the holder of that Depository Interest by notice to give any instructions necessary to transfer title to that Share by means of the Relevant System within the period specified in the notice;

(c)	to require the holder of that Depository Interest by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the Relevant System, necessary to transfer that Share within the period specified in the notice; and

(d)	to take any other action that the Directors consider necessary or expedient to achieve the sale, transfer, disposal, re-allotment, forfeiture or surrender of that Share or otherwise to enforce a lien in respect of that Share.

11.	CALLS ON SHARES

11.1	Calls, how made

11.1.1	Subject to the terms on which Shares are allotted, the Directors may make calls on the Members (and any persons entitled by transmission) in respect of any amounts unpaid on their Shares (whether in respect of nominal value or premium or otherwise) and not payable on a date fixed by or in accordance with the allotment terms. Each such Member or other person shall pay to the Company the amount called, subject to receiving at least fourteen (14) clear days’ notice specifying when and where the payment is to be made, as required by such notice.

11.1.2	A call may be made payable by instalments. A call shall be deemed to have been made when the resolution of the Directors authorising it is passed. A call may, before the Company’s receipt of any amount due under it, be revoked or postponed in whole or in part as the Directors may decide. A person upon whom a call is made will remain liable for calls made on him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

11.2	Liability of joint holders

The joint holders of a Share shall be jointly and severally liable to pay all calls in respect of it.

11.3	lnterest

lf the whole of the sum payable in respect of any call is not paid by the day it becomes due and payable, the person from whom it is due shall pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment, together with interest on the unpaid amount from the day it became due and payable until it is paid at the rate fixed by the terms of the allotment of the Share or in the notice of the call or, if no rate is fixed, at such rate, not exceeding eight percent (8%) per annum (compounded on a six monthly basis), as the Directors shall determine. The Directors may waive payment of such costs, charges, expenses or interest in whole or in part.

11.4	Differentiation

Subject to the allotment terms, the Directors may make arrangements on or before the issue of Shares to differentiate between the holders of Shares in the amounts and times of payment of calls on their Shares.

11.5	Payment in advance of calls

11.5.1	The Directors may receive from any Member (or any person entitled by transmission) all or any part of the amount uncalled and unpaid on the Shares held by him (or to which he is entitled). The liability of each such Member or other person on the Shares to which such payment relates shall be reduced by such amount. The Company may pay interest on such amount from the time of receipt until the time when such amount would, but for such advance, have become due and payable at such rate not exceeding eight percent (8%) per annum (compounded on a six monthly basis) as the Directors may decide.

11.5.2	No sum paid up on a Share in advance of a call shall entitle the holder to any portion of a dividend subsequently declared or paid in respect of any period prior to the date on which such sum would, but for such payment, become due and payable.

11.6	Restrictions if calls unpaid

Unless the Directors decide otherwise, no Member shall be entitled to receive any dividend or to be present or vote at any meeting or to exercise any right or privilege as a Member until he has paid all calls due and payable on every Share held by him, whether alone or jointly with any other person, together with interest and expenses (if any) to the Company.

11.7	Sums due on allotment treated as calls

Any sum payable in respect of a Share on allotment or at any fixed date, whether in respect of the nominal value of the Share or by way of premium or otherwise or as an instalment of a call, shall be deemed to be a call. lf such sum is not paid, these Articles shall apply as if it had become due and payable by virtue of a call.

12.	FORFEITURE OF SHARES

12.1	Forfeiture after notice of unpaid call

12.1.1	lf a call or an instalment of a call remains unpaid after it has become due and payable, the Directors may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses that the Company may have incurred by reason of such non-payment. The notice shall state the place where payment is to be made and that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited. lf the notice is not complied with, any Shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. The forfeiture will include all dividends and other amounts payable in respect of the forfeited Shares which have not been paid before the forfeiture.

12.1.2	The Directors may accept the surrender of a Share which is liable to be forfeited in accordance with these Articles. All provisions in these Articles which apply to the forfeiture of a Share also apply to the surrender of a Share.

12.2	Notice after forfeiture

When a Share has been forfeited, the Company shall give notice of the forfeiture to the person who was before forfeiture the holder of the Share or the person entitled by transmission to the Share. An entry that such notice has been given and of the fact and date of forfeiture shall be made in the Register of Members. Notwithstanding the above, no forfeiture will be invalidated by any omission to give such notice or make such entry.

12.3	Consequences of forfeiture

12.3.1	A Share shall, on its forfeiture, become the property of the Company.

12.3.2	All interest in and all claims and demands against the Company in respect of a Share and all other rights and liabilities incidental to the Share as between its holder and the Company shall, on its forfeiture, be extinguished and terminate except as otherwise stated in these Articles.

12.3.3	The holder of a Share (or the person entitled to it by transmission) which is forfeited shall:

(a)	on its forfeiture cease to be a Member (or a person entitled) in respect of it;

(b)	if a certificated Share, surrender to the Company for cancellation the share certificate for the Share;

(c)	remain liable to pay to the Company all monies payable in respect of the Share at the time of forfeiture, with interest from such time of forfeiture until the time of payment, in the same manner in all respects as if the Share had not been forfeited; and

(d)	remain liable to satisfy all (if any) claims and demands which the Company might have enforced in respect of the Share at the time of forfeiture without any deduction or allowance for the value of the Share at the time of forfeiture or for any consideration received on its disposal.

12.4	Disposal of forfeited Share

12.4.1	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors may decide either to the person who was before the forfeiture the holder or to any other person. At any time before the disposal, the forfeiture may be cancelled on such terms as the Directors may decide. Where for the purpose of its disposal a forfeited Share is to be transferred to any transferee, the Directors may:

(a)	in the case of certificated Shares, authorise a person to execute an instrument of transfer of Shares in the name and on behalf of their holder to the purchaser or as the purchaser may direct;

(b)	in the case of uncertificated Shares, exercise any power conferred on them by Article 13 to effect a transfer of the Shares; and

(c)	if the Share is represented by a Depository Interest, exercise any of the Company’s powers under Article 10.5 to effect the sale of the Share to, or in accordance with the directions of, the buyer.

12.4.2	The purchaser will not be bound to see to the application of the purchase monies in respect of any such sale. The title of the transferee to the Shares will not be affected by any irregularity in or invalidity of the proceedings connected with the sale or transfer. Any instrument or exercise referred to at paragraph (a) of this Article shall be effective as if it had been executed or exercised by the holder of, or the person entitled by transmission to, the Shares to which it relates.

12.5	Proof of forfeiture

A statutory declaration by a Director or any other officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it against all persons claiming to be entitled to the Share. The declaration shall (subject to the execution of any necessary instrument of transfer) constitute good title to the Share. The person to whom the Share is disposed of shall not be bound to see to the application of the consideration (if any) given for it on such disposal. His title to the Share will not be affected by any irregularity in, or invalidity of, the proceedings connected with the forfeiture or disposal.

13.	TRANSFER OF SHARES

13.1	Form of transfer

13.1.1	Subject to these Articles, a Member may transfer all or any of his Shares:

(a)	in the case of certificated Shares, by an instrument of transfer in writing in any usual form or in another form approved by the Directors or prescribed by the Exchange, which must be executed by or on behalf of the transferor and (in the case of a transfer of a Share which is not fully paid) by or on behalf of the transferee; or

(b)	in the case of uncertificated Shares, without a written instrument in accordance with the rules or regulations of any Relevant System in which the Shares are held.

13.2	Registration of a certificated Share transfer

13.2.1	Subject to these Articles, the Directors may, in their absolute discretion and without giving a reason, refuse to register the transfer of a certificated Share unless it is:

(a)	in respect of a Share which is fully paid;

(b)	in respect of a Share on which the Company has no lien;

(c)	in respect of only one Class of Shares;

(d)	in favour of a single transferee or not more than four joint transferees;

(e)	duly stamped (if required); and

(f)	delivered for registration to the Registered Office or such other place as the Directors may decide, accompanied by the certificate for the Shares to which it relates and any other evidence as the Directors may reasonably require to prove the title to such Share of the transferor and the due execution by him of the transfer or, if the transfer is executed by some other person on his behalf, the authority of such person to do so, provided that the Directors shall not refuse to register any transfer of any certificated Shares listed on the Exchange on the ground that they are partly paid in circumstances where such refusal would prevent dealings in such Shares from taking place on an open and proper basis.

13.2.2	lf the Directors refuse to register a transfer pursuant to this Article, they shall, within two (2) months after the date on which the transfer was delivered to the Company, send notice of the refusal to the transferee. An instrument of transfer which the Directors refuse to register shall (except in the case of suspected fraud) be returned to the person delivering it. All instruments of transfer which are registered may, subject to these Articles, be retained by the Company.

13.3	Registration of an uncertificated Share transfer

13.3.1	The Directors shall register a transfer of title to any uncertificated Share which is held in uncertificated form in accordance with the rules or regulations of any Relevant System in which the Shares are held, except that the Directors may refuse (subject to any relevant requirements of (to the extent applicable) the Exchange Rules and/or the Exchange) to register any such transfer which is in favour of more than four persons jointly or in any other circumstance permitted by the rules or regulations of any Relevant System in which the Shares are held.

13.3.2	lf the Directors refuse to register any such transfer the Company shall, within two months after the date on which the instruction relating to such transfer was received by the Company, send notice of the refusal to the transferee.

13.4	Transfers of Depository Interests

13.4.1	The Company shall register the transfer of any Shares represented by Depository Interests in accordance with the rules or regulations of the Relevant System and any other applicable laws and regulations.

13.4.2	Where permitted by the rules or regulations of the Relevant System and any other applicable laws and regulations, the Directors may, in their absolute discretion and without giving any reason for their decision, refuse to register any transfer of any Share represented by a Depository Interest.

13.5	No fee on registration

No fee shall be charged for the registration of a transfer of a Share or other document relating to or affecting the title to any Share.

13.6	Renunciations of Shares

Nothing in these Articles shall preclude the Directors from recognising the renunciation of any Share by the allottee thereof in favour of some other person.

13.7	Enforceability of and interpretation/administration of this Article

13.7.1	If any provision of this Article 13 or any part of such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then:

(a)	the invalidity of unenforceability of such provision shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction; and

(b)	the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of these Articles.

13.7.2	The Directors shall have the exclusive power and authority to administer and interpret the provisions of this Article 13 and to exercise all rights and powers specifically granted the Directors and the Company or as may be necessary or advisable in the administration of this Article 13. All such actions, calculations, determinations and interpretations which are done or made by the Directors in good faith shall be final, conclusive, and binding on the Company and the beneficial and registered owners of the Shares and shall not subject the Directors to any liability.

13.8	No transfers to an infant etc

No transfer shall be made to an infant or to a person of whom an order has been made by competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs or under other legal disability.

13.9	Effect of registration

The transferor shall be deemed to remain the holder of the Share transferred until the name of the transferee is entered in the Register of Members in respect of that Share.

14.	TRANSMISSION OF SHARES

14.1	Transmission of Shares

14.1.1	If a Member dies, becomes bankrupt, commences liquidation or is dissolved, the only person that the Company will recognise as having any title to, or interest in, that Member’s Share (other than the Member) are:

(a)	if the deceased Member was a joint holder, the survivor;

(b)	if the deceased Member was a sole or the only surviving holder, the personal representative of that Member; or

(c)	any trustee in bankruptcy or other person succeeding to the Member’s interest by operation of law,

but nothing in these Articles releases the estate of a deceased Member, or any other successor by operation of law, from any liability in respect of any Share held by that Member solely or jointly.

14.2	Election by persons entitled on transmission

14.2.1	Any person becoming entitled to a Share as a result of the death, bankruptcy, liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become registered as the holder of the Share or nominate another person to be registered as the holder of that Share.

14.2.2	If he elects to be registered as the holder of the Share himself, he shall give written notice to the Company to that effect. If he elects to have some other person registered as the holder of the Share, he shall:

(a)	in the case of a certificated Share, execute an instrument of transfer of such Share to such person;

(b)	in the case of an uncertificated Share, either:

(i)	procure that all the appropriate instructions are given by means of the Relevant System to effect the transfer of such Share to such person; or

(ii)	change the uncertificated Share to certified form and then execute a transfer of such Share to such person; and

(c)	in the case of a Share represented by a Depository Interest, take any action the Directors may require (including, without limitation, the execution of any document and the giving of any instruction by means of the Relevant System) to effect the transfer of the Share to that person.

14.3	Rights of persons entitled by transmission

A person becoming entitled to a Share by reason of the death, bankruptcy, liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends and other rights to which he would be entitled if he were the registered holder of the Share. However, the person shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to attend or vote at any meeting of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him registered as the holder (and the Directors shall, in either case, have the same right to refuse registration as they would have had in the case of a transfer of the Share by that Member before his death, bankruptcy, liquidation or dissolution, as the case may be). If the notice is not complied with within ninety (90) days the Directors may withhold payment of all Dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

15.	REDEMPTION, PURCHASE AND SURRENDER OF SHARES

15.1	Subject to the Companies Act, the Memorandum, these Articles, the Exchange Rules (where applicable) and any rights conferred on the holders of any Shares or attaching to any Class of Shares, the Company may:

15.1.1	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of one or both of the Company or the Member on such terms and in such manner as the Directors may determine before the issue of the Shares;

15.1.2	purchase, or enter into a contract under which it will or may repurchase, any of its own Shares of any Class (including any redeemable Shares) on such terms and in such manner as the Directors may determine or agree with the Member;

15.1.3	make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Act, including out of capital; and

15.1.4	accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

15.2	Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

15.3	The redemption or purchase of any Share shall not be deemed to give rise to the redemption or purchase of any other Share.

15.4	The Directors may when making payments in respect of the redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie.

15.5	The Directors may hold any repurchased, redeemed or surrendered Shares as Treasury Shares in accordance with the provisions of the Companies Act and these Articles.

16.	FINANCIAL ASSISTANCE

Any financial assistance given by the Company in connection with a purchase made or to be made by any person of any Shares or Interests in Shares in the Company shall only be made in accordance with the Companies Act, applicable law and the Exchange Rules (where applicable).

17.	CLASS RIGHTS AND CLASS MEETINGS

17.1	Variation of class rights

17.1.1	Subject to the Companies Act, if at any time the share capital of the Company is divided into different Classes of Shares, all or any of the rights attached to any Class of Shares may be varied in such manner as those rights may provide or, if no such provision is made, either:

(a)	with the consent in writing of holders of not less than two-thirds of the issued Shares of that Class; or

(b)	with the sanction of a resolution passed at a separate meeting of the holders of the Shares of that Class by a two-thirds majority of the holders of the Shares of that Class present and voting at such meeting (whether in person or by proxy).

17.2	Treatment of classes of Shares by Directors

The Directors may treat two or more or all of the Classes of Shares as forming one class of Shares if the Directors consider that such Classes of Shares would be affected by the proposed variation in the same way.

17.3	Effect of Share issue on class rights

17.3.1	The rights attached to any Class of Shares are not taken to be varied by:

(a)	the creation or issue of further Shares ranking equally with them unless expressly provided by the terms of the issue of the Shares of that Class; or

(b)	the reduction of capital paid up on such Shares or by the repurchase, redemption or surrender of any Shares in accordance with the Companies Act and these Articles.

17.4	Class meetings

The provisions of these Articles relating to general meetings of the Company shall apply mutatis mutandis to any Class meeting, except that the quorum shall be one or more Members that together hold at least one-third of the Shares of that Class.

18.	No recognition of trusts or third party interests

18.1.1	Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, the Company:

(a)	is not required to recognise a person as holding any Share on any trust, even if the Company has notice of the trust; and

(b)	is not required to recognise, and is not bound by, any interest in or claim to any Share, except for the registered holder’s absolute legal ownership of the Share, even if the Company has notice of that interest or claim.

19.	LIEN ON SHARES

19.1	Lien on Shares generally

The Company shall have a first and paramount lien on all Shares registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or amounts payable to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time determine any Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share is released if a transfer of that Share is registered.

19.2	Enforcement of lien by sale

The Company may sell, on such terms and in such manner as the Directors think fit, any Share on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen (14) clear days after notice has been given by the Company to the holder of the Share (or to any other person entitled by transmission to the Shares) demanding payment of that amount and giving notice of intention to sell the Share if such payment is not made.

19.3	Completion of sale under lien

19.3.1	To give effect to a sale of Shares under a lien the Directors may:

(a)	in the case of certificated Shares, authorise any person to execute an instrument of transfer in respect of the Shares to be sold to, or in accordance with the directions of, the relevant purchaser;

(b)	in the case of uncertificated Shares, exercise any power conferred on them by Article 13 to effect a transfer of Shares; and

(c)	if the Shares are represented by a Depository Interest, exercise any of the Company’s powers under Article 10.5 to effect the sale of such Shares to, or in accordance with the directions of the purchaser.

19.3.2	The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of any consideration provided for the Shares, nor will the purchaser’s title to the Shares be affected by any irregularity or invalidity in connection with the sale or the exercise of the Company’s power of sale under these Articles.

19.4	Application of proceeds of sale

The net proceeds of a sale made under a lien after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person who was entitled to the Shares immediately prior to the sale.

20.	UNTRACED MEMBERS

20.1	Sale of Shares

20.1.1	The Company may sell at the best price reasonably obtainable any Share of a Member, or any Share to which a person is entitled by transmission, if:

(a)	during the period of six (6) years prior to the date of the publication of the advertisements referred to in this paragraph (a) (or, if published on different dates, the earlier or earliest of them):

(i)	no cheque, warrant or money order in respect of such Share sent by or on behalf of the Company to the Member or to the person entitled by transmission to the Share, at his address in the Register of Members or other address last known to the Company has been cashed; and

(ii)	no cash dividend payable on the Shares has been satisfied by the transfer of funds to a bank account of the Member (or person entitled by transmission to the share) or by transfer of funds by means of the Relevant System, and the Company has received no communication (whether in writing or otherwise) in respect of such Share from such Member or person, provided that during such six year period the Company has paid at least three cash dividends (whether interim or final) in respect of Shares of the Class in question and no such dividend has been claimed by the person entitled to such Share;

(b)	on or after the expiry of such six year period the Company has given notice of its intention to sell such Share by advertisements in a national newspaper published in the country in which the Registered Office is located and in a newspaper circulating in the area in which the address in the Register of Members or other last known address of the member or the person entitled by transmission to the Share or the address for the service of notices on such member or person notified to the Company in accordance with these Articles is located;

(c)	such advertisements, if not published on the same day, are published within thirty (30) days of each other;

(d)	during a further period of three months following the date of publication of such advertisements (or, if published on different dates, the date on which the requirements of this paragraph (a) concerning the publication of newspaper advertisements are met) and prior to the sale the Company has not received any communication (whether in writing or otherwise) in respect of such Share from the Member or person entitled by transmission.

20.1.2	lf during such six year period, or during any subsequent period ending on the date when all the requirements of paragraph (a) of this Article have been met in respect of any Shares, any additional Shares have been issued in respect of those held at the beginning of, or previously so issued during, any such subsequent period and all the requirements of paragraph (a) of this Article have been satisfied with regard to such additional Shares, the Company may also sell the additional Shares.

20.1.3	To give effect to a sale pursuant to paragraph (a) or paragraph (b) of this Article, the Directors may:

(a)	in the case of certificated Shares, authorise a person to execute an instrument of transfer of Shares in the name and on behalf of the holder of, or the person entitled by transmission to, them to the purchaser or as the purchaser may direct;

(b)	in the case of uncertificated Shares, exercise any power conferred on them by Article 13 to effect a transfer of the Shares; and

(c)	if the Share is represented by a Depository Interest, exercise any of the Company’s powers under Article 10.5 to effect the sale of the Share to, or in accordance with the directions of, the purchaser.

20.1.4	The purchaser will not be bound to see to the application of the purchase monies in respect of any such sale. The title of the transferee to the Shares will not be affected by any irregularity in or invalidity of the proceedings connected with the sale or transfer. Any instrument or exercise referred to at paragraph (c) of this Article shall be effective as if it had been executed or exercised by the holder of, or the person entitled by transmission to, the Shares to which it relates.

20.2	Application of sale proceeds

The Company shall account to the Member or other person entitled to such Share for the net proceeds of such sale by carrying all monies in respect of the sale to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such Member or other person in respect of such monies. Monies carried to such separate account may either be employed in the business of the Company or invested as the Directors may think fit. No interest shall be payable to such Member or other person in respect of such monies and the Company shall not be required to account for any money earned on them.

21.	ALTERATION OF share CAPITAL

21.1	Increase, consolidation, subdivision and cancellation

21.1.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum, to be divided into Shares of such Classes and amounts as the resolution shall prescribe;

(b)	consolidate, or consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	subdivide its Shares, or any of them, into Shares of a smaller amount than is fixed by the Memorandum; and

(d)	cancel any Shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

21.1.2	All new Shares created in accordance with the provisions of this Article shall be subject to the same provisions of these Articles with reference to liens, transfer, transmission and otherwise as the Shares in the original share capital.

21.2	Dealing with fractions resulting from consolidation or subdivision of Shares

21.2.1	Whenever, as a result of a consolidation or subdivision of Shares, any Members would become entitled to fractions of a Share the Directors may on behalf of those Members deal with the fractions as they think fit, including (without limitation):

(a)	selling the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Companies Act, the Company); and

(b)	distributing the net proceeds in due proportion among those Members (except that if the amount due to a person is less than US$5.00, or such other sum as the Directors may decide, the Company may retain such sum for its own benefit).

21.2.2	For the purposes of this Article, the Directors may:

(a)	in the case of certificated Shares, authorise some person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser;

(b)	in the case of uncertificated Shares, exercise any power conferred on it by Article 13 to effect a transfer of the Shares; and

(c)	if the Share is represented by a Depository Interest, exercise any of the Company’s powers under Article 10.5 to effect the sale of the Share to, or in accordance with the directions of, the purchaser.

21.2.3	The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of any sale undertaken pursuant to this Article.

21.3	Reduction of Share Capital

Subject to the provisions of the Companies Act and to any rights attached to any Shares, the Company may by Special Resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way.

22.	GENERAL MEETINGS

22.1	Annual general meetings and general meetings

22.1.1	The Company shall hold an annual general meeting in each calendar year, which shall be convened by the Directors, in accordance with these Articles, but so that the maximum period between such annual general meetings shall not exceed fifteen (15) months.

22.1.2	All general meetings other than annual general meetings shall be called general meetings.

22.2	Convening of general meetings

The Directors may convene a general meeting of the Company whenever the Directors think fit, and must do so if required to do so pursuant to a valid Members’ requisition.

22.3	Members’ requisition

A Members’ requisition is a requisition of Members of the Company holding at the date of deposit of the requisition at the Registered Office not less than one-third in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

22.4	Requirements of Members’ requisition

22.4.1	The requisition must state the objects of the general meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

22.4.2	If the Directors do not within twenty-one (21) days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing a majority of the total voting rights of all of them, may themselves convene a general meeting of the Company, but any meeting so convened shall not be held after the expiration of three months after the expiration of such 21 day period.

22.4.3	A general meeting convened in accordance with this Article by requisitionists shall be convened (insofar as is possible) in the same manner as that in which general meetings are to be convened by Directors and the Directors shall, upon demand, provide the names and addresses of each Member to the requisitionists for the purpose of convening such meeting.

23.	NOTICE OF GENERAL MEETINGS

23.1	Length and form of notice and persons to whom notice must be given

23.1.1	At least seven (7) clear days’ notice shall be given of any annual general meeting or general meeting of the Company.

23.1.2	Subject to the Companies Act and notwithstanding that it is convened by shorter notice than that specified in paragraph 23.1.1 of this Article, (i) an annual general meeting shall be deemed to have been duly convened if it is so agreed in the case of by all the Members entitled to attend and vote at the meeting thereat, and (ii) a general meeting shall be deemed to have been duly convened if it is so agreed in the case of by a majority in number of the Members entitled to attend and vote at the meeting thereat.

23.1.3	The notice of meeting shall specify:

(a)	whether the meeting is an annual general meeting or a general meeting;

(b)	the place, the day and the time of the meeting;

(c)	subject to the requirements of (to the extent applicable) the Exchange Rules and/or the Exchange, the general nature of the business to be transacted;

(d)	if the meeting is convened to consider a Special Resolution, the intention to propose the resolution as such; and

(e)	with reasonable prominence, that a Member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a Member.

23.1.4	The notice of meeting:

(a)	shall be given to the Members (other than a Member who, under these Articles or any restrictions imposed on any Shares, is not entitled to receive notice from the Company), to each Director and alternate Director, to the Auditor and to such other persons as may be required by the Exchange Rules and/or the Exchange; and

(b)	may specify a time by which a person must be entered on the Register of Members in order for such person to have the right to attend or vote at the meeting.

23.1.5	The Directors may determine that the Members entitled to receive notice of a meeting are those persons entered on the Register of Members at the close of business on a day determined by the Directors.

23.2	Omission or non-receipt of notice or instrument of proxy

The accidental omission to send or give notice of meeting or, in cases where it is intended that it be sent out or given with the notice, an instrument of proxy or other document to, or the non-receipt of any such item by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

24.	PROCEEDINGS AT GENERAL MEETINGS

24.1	Requirement and number for a quorum

No business may be transacted at a general meeting unless a quorum is present. A quorum is two Members present in person or by proxy or by a duly authorised representative and entitled to vote on the business to be transacted, unless the Company has only one Member in which case that Member alone constitutes a quorum The absence of a quorum will not prevent the appointment of a chairman of the meeting. Such appointment shall not be treated as being part of the business of the meeting.

24.2	General meetings by telephone or other communications device

A general meeting may be held by means of any telephone, electronic or other communications facilities that permit all persons in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Unless otherwise determined by resolution of the Members present, the meeting shall be deemed to be held at the place where the chairman is physically present.

24.3	Adjournment if quorum not present

24.3.1	If within thirty (30) minutes after the time appointed for a general meeting a quorum is not present (or if during such a meeting a quorum ceases to be present), the meeting:

(a)	if convened upon the requisition of Members, shall be dissolved; and

(b)	in any other case, stands adjourned to the same day in the next week at the same time and place or to such other day, time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within thirty (30) minutes from the time appointed for the meeting the Members present shall be a quorum.

24.4	Appointment of chairman of general meeting

24.4.1	If the Directors have elected one of their number as chairman of their meetings that person shall preside as chairman at every general meeting of the Company. If there is no such chairman, or if the elected chairman is not present within fifteen (15) minutes after the time appointed for the holding of the meeting, or is unable or unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

24.4.2	If no Director is willing to act as chairman or if no Director is present within fifteen (15) minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be chairman of the meeting.

24.5	Orderly conduct

The chairman shall take such action or give directions for such action to be taken as he thinks fit to promote the orderly conduct of the business of the meeting. The chairman’s decision on points of order, matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any point or matter is of such a nature.

24.6	Entitlement to attend and speak

Each Director shall be entitled to attend and speak at any general meeting of the Company. The chairman may invite any person to attend and speak at any general meeting of the Company where he considers that this will assist in the deliberations of the meeting.

24.7	Adjournment of general meeting

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice.

24.8	Voting on a show of hands

24.8.1	At any general meeting a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is demanded.

24.8.2	Unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the Company’s book containing the minutes of proceedings of the Company, is conclusive evidence of the fact. Neither the chairman nor the minutes need state, and it is not necessary to prove, the number or proportion of the votes recorded in favour of or against the resolution.

24.9	When a poll may be demanded

24.9.1	A poll may only be demanded:

(a)	before the show of hands on that resolution is taken;

(b)	before the result of the show of hands on that resolution is declared; or

(c)	immediately after the result of the show of hands on that resolution is declared.

24.10	Demand for poll

24.10.1	A poll may be demanded by either:

(a)	the chairman of the meeting;

(b)	at least five (5) Members entitled to vote at the meeting;

(c)	a Member or Members representing in aggregate not less than ten percent (10%) of the total voting rights of all the Members having the right to vote at the meeting; or

(d)	a Member or Members holding Shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than ten percent (10%) of the total sum paid up on all the Shares conferring that right.

24.10.2	A demand for a poll does not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

24.11	Voting on a poll

24.11.1	If a poll is properly demanded:

(a)	it must be taken in the manner and at the date and time directed by the chairman;

(b)	on the election of a chairman or on a question of adjournment, it must be taken immediately;

(c)	the result of the poll is a resolution of the meeting at which the poll was demanded; and

(d)	the demand may be withdrawn.

24.12	Casting vote for chairman

If there is an equality of votes either on a show of hands or on a poll, the chairman is entitled to a second or casting vote in addition to any other vote he may have or be entitled to exercise.

25.	VOTES OF MEMBERS

25.1	Written resolutions of Members

A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all Members for the time being entitled to receive notice of and to attend and vote at general meetings of the Company shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held. A resolution in writing is adopted when all Members entitled to do so have signed it.

25.2	Registered Members to vote

No person shall be entitled to vote at any general meeting unless he is registered as a Member in the Register of Members on the record date for such meeting.

25.3	Voting rights

25.3.1	Subject to these Articles and to any rights or restrictions for the time being attached to any Class or Classes of Shares:

(a)	on a show of hands, each Member present in person and each other person present as a proxy or duly authorised representative of a Member has one vote; and

(b)	on a poll:

(i)	each Member holding of a Class A Ordinary Share present in person has one vote for each Class A Ordinary Share held by the Member and each person present as a proxy or duly authorised representative of a Member holding of a Class A Ordinary Share has one vote for each Class A Ordinary Share held by the Member that the person represents. Each fractional Class A Ordinary Share shall carry the applicable fraction of one vote; and

(ii)	each Member holding of a Class B Ordinary Share present in person has 100 votes for each Class B Ordinary Share held by the Member and each person present as a proxy or duly authorised representative of a Member holding of a Class B Ordinary Share has 100 votes for each Class B Ordinary Share held by the Member that the person represents. Each fractional Class B Ordinary Share shall carry the applicable fraction of 100 votes.

25.4	Voting rights of joint holders

If a Share is held jointly and more than one of the joint holders votes in respect of that Share, only the vote of the joint holder whose name appears first in the Register of Members in respect of that Share counts.

25.5	Voting rights of Members incapable of managing their affairs

A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in matters concerning mental disorder, may vote whether on a show of hands or on a poll by his receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such receiver, curator bonis or other person may vote by proxy.

25.6	Voting restriction on an outstanding call

Unless the Directors decide otherwise, no Member shall be entitled to be present or vote at any general meeting either personally or by proxy until he has paid all calls due and payable on every Share held by him whether alone or jointly with any other person together with interest and expenses (if any) to the Company.

25.7	Objection to error in voting

25.7.1	An objection to the right of a person to attend or vote at a general meeting or adjourned general meeting:

(a)	may not be raised except at that meeting or adjourned meeting; and

(b)	must be referred to the chairman of the meeting whose decision is final.

25.7.2	If any objection is raised to the right of a person to vote and the chairman disallows the objection then the vote cast by that person is valid for all purposes.

26.	REPRESENTATION OF MEMBERS AT GENERAL MEETINGS

26.1	How Members may attend and vote

26.1.1	Subject to these Articles, each Member entitled to vote at a general meeting may attend and vote at the general meeting:

(a)	in person, or where a Member is a company or non-natural person, by a duly authorised representative; or

(b)	by one or more proxies.

26.1.2	A proxy or a duly authorised representative may, but not need be, a Member of the Company.

26.2	Appointment of proxies

26.2.1	The instrument appointing a proxy shall be in writing and be executed by or on behalf of the Member appointing the proxy.

26.2.2	A corporation may execute an instrument appointing a proxy either under its common seal (or in any other manner permitted by law and having the same effect as if executed under seal) or under the hand of a duly authorised officer, attorney or other person.

26.2.3	A Member may appoint more than one proxy to attend on the same occasion, but only one proxy may be appointed in respect of any one Share.

26.2.4	The appointment of a proxy shall not preclude a Member from attending and voting at the meeting or any adjournment of it.

26.3	Form of instrument of proxy

The instrument appointing a proxy may be in any usual or common form (or in any other form approved by the Directors or prescribed by the Exchange) and may be expressed to be for a particular general meeting (or any adjournment of a general meeting) or generally until revoked.

26.4	Authority under instrument of proxy

The instrument appointing a proxy shall be deemed (unless the contrary is stated in it) to confer authority to demand or join in demanding a poll and to vote, on a poll, on a resolution as a motion or an amendment of a resolution put to, or other business which may properly come before, the meeting or meetings for which it is given or any adjournment of any such meeting, as the proxy thinks fit.

26.5	Receipt of proxy appointment

The instrument appointing a proxy and any authority under which it is executed shall be deposited at the Registered Office or at such other place as is specified in the notice convening the meeting (or in any instrument of proxy sent out by the Company) prior to the time set out in such notice or instrument (or if no such time is specified, no later than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting). Notwithstanding the foregoing, the chairman may, in any event, at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

26.6	Uncertificated Proxy Instruction

In relation to any Shares which are held by means of a Relevant System, the Directors may from time to time permit appointments of a proxy to be made by means of an electronic communication in the form of an Uncertificated Proxy Instruction. The Directors may in a similar manner permit supplements to, or amendments or revocations of, any such Uncertificated Proxy Instruction to be made by like means. The Directors may in addition prescribe the method of determining the time at which any such properly authenticated dematerialised instruction (and/or other instruction or notification) is to be treated as received by the Company or such participant. Notwithstanding any other provision in these Articles, the Directors may treat any such Uncertificated Proxy Instruction which purports to be or is expressed to be sent on behalf of a holder of a Share as sufficient evidence of the authority of the persons sending that instruction to send it on behalf of the holder.

26.7	Validity of votes cast by proxy

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the instrument of proxy or of the authority under which the instrument of proxy was executed, or the transfer of the Share in respect of which the proxy is appointed unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which the proxy voted.

26.8	Corporate representatives

A corporation which is a Member may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any Class of Shares. Any person so authorised shall be entitled to exercise the same powers on behalf of the corporation (in respect of that part of the corporation’s holdings to which the authority relates) as the corporation could exercise if it were an individual Member. The corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it. All references in these Articles to attendance and voting in person shall be construed accordingly. A Director, the Secretary or some other person authorised for the purpose by a Director may require the representative to produce a certified copy of the resolution so authorising him or such other evidence of his authority reasonably satisfactory to such person before permitting him to exercise his powers.

26.9	Clearing Houses and Depositories

If a Clearing House or a Depository (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any separate meeting of the holders of any Class of Shares provided that, if more than one person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House or the Depository (or its nominee(s)) as if such person was the registered holder of the Shares of the Company held by the Clearing House or the Depository (or its nominee(s)).

26.10	Termination of proxy or corporate authority

A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous termination of the authority of the person voting or demanding a poll, unless notice of the termination was received by the Company at the Registered Office, or at such other place at which the instrument of proxy was duly deposited, or, where the appointment of proxy was contained in an electronic communication, at the address at which such appointment was duly received, at least one hour before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) at least one hour before the time appointed for taking the poll.

26.11	Amendment to resolution

26.11.1	If an amendment shall be proposed to any resolution but shall in good faith be ruled out of order by the chairman of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution.

26.11.2	ln the case of a resolution duly proposed as a Special Resolution, no amendment to it (other than an amendment to correct a patent error) may be considered or voted on and in the case of a resolution duly proposed as an Ordinary Resolution no amendment to it (other than an amendment to correct a patent error) may be considered or voted on unless either at least forty-eight (48) hours hours prior to the time appointed for holding the meeting or adjourned meeting at which such Ordinary Resolution is to be proposed notice in writing of the terms of the amendment and intention to move it has been lodged at the Registered Office or the chairman of the meeting in his absolute discretion decides that it may be considered or voted on.

26.12	Shares that may not be voted

Shares that are beneficially owned by the Company shall not be voted, directly or indirectly, at any general meeting or Class meeting (as applicable) and shall not be counted in determining the total number of outstanding Shares at any given time.

27.	Appointment, retirement and removal Of Directors

27.1	Number of Directors

The Company may from time to time by Ordinary Resolution establish or vary a maximum and/or minimum number of Directors. Unless otherwise determined by the Company by Ordinary Resolution the number of Directors (other than alternate Directors) shall be not less than two and there shall be no maximum number of Directors.

27.2	No shareholding qualification

The Company may by Ordinary Resolution fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

27.3	Appointment of Directors

27.3.1	The Company may by Ordinary Resolution appoint a person who is willing to act to be a Director either to fill a vacancy or as an addition to the existing Directors, subject to the total number of Directors not exceeding any maximum number fixed by or in accordance with these Articles.

27.3.2	Without prejudice to the Company’s power to appoint a person to be a Director pursuant to these Articles, the Directors shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Directors, subject to the total number of Directors not exceeding any maximum number fixed by or in accordance with these Articles.

27.3.3	Any Director so appointed shall, if still a Director, retire at the next annual general meeting after his appointment and be eligible to stand for election as a Director at such meeting. Such person shall not be taken into account in determining the number or identity of Directors who are to retire by rotation at such meeting.

27.4	Appointment of executive Directors

The Directors may appoint one or more of its members to an executive office or other position of employment with the Company for such term and on any other conditions the Directors think fit. The Directors may revoke, terminate or vary the terms of any such appointment, without prejudice to a claim for damages for breach of contract between the Director and the Company.

27.5	Rotational retirement at annual general meeting

27.5.1	Each Director is subject to retirement by rotation in accordance with these Articles, subject to Article 27.3.3.

27.5.2	At each annual general meeting one-third of the Directors who are subject to retirement by rotation or, if their number is not three nor a multiple of three, the number nearest to but not exceeding one-third, shall retire from office. lf there are fewer than three Directors who are subject to retirement by rotation, one of them shall retire from office at the annual general meeting.

27.5.3	Subject to these Articles, the Directors to retire by rotation at each annual general meeting shall be, so far as necessary to obtain the number required, first, any Director who wishes to retire and not offer himself for re-election and secondly, those Directors who have been longest in office since their last appointment or re-appointment. As between two or more Directors who have been in office an equal length of time, the Director to retire shall, in default of agreement between them, be determined by lot. The Directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the Directors at the start of business seven (7) days before the date of the notice convening the annual general meeting notwithstanding any change in the number or identity of the Directors after that time but before the close of the meeting.

27.5.4	lf the Directors so decide, one or more other Directors selected by the Directors may also retire at an annual general meeting as if any such other Director was also retiring by rotation at that meeting in accordance with these Articles.

27.6	Position of retiring Director

27.6.1	A Director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be re-appointed. lf he is not re-appointed or deemed to have been reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

27.6.2	At any general meeting at which a Director retires by rotation the Company may fill the vacancy and, if it does not do so, the retiring Director shall, if willing, be deemed to have been re-appointed unless it is expressly resolved not to fill the vacancy or a resolution for the re-appointment of the Director is put to the meeting and lost.

27.7	No age limit

27.7.1	No person shall be disqualified from being appointed or re-appointed as a Director and no Director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age.

27.7.2	It shall not be necessary to give special notice of any resolution appointing, re-appointing or approving the appointment of a Director by reason of his age.

27.8	Removal of Directors by Ordinary Resolution

27.8.1	The Company may:

(a)	by Ordinary Resolution remove any Director before the expiration of his period of office, but without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company; and

(b)	by Ordinary Resolution appoint another person who is willing to act to be a Director in his place (subject to these Articles).

27.8.2	Any person so appointed shall be treated, for the purposes of determining the time at which he or any other Director is to retire, as if he had become a Director on the day on which the person in whose place he is appointed was last appointed or re-appointed a Director.

27.9	Other circumstances in which a Director ceases to hold office

27.9.1	Without prejudice to the provisions in these Articles for retirement (by rotation or otherwise) a Director ceases to hold office as a Director if:

(a)	he resigns as Director by notice in writing delivered to the Directors or to the Registered Office or tendered at a meeting of Directors;

(b)	he is not present personally or by proxy or represented by an alternate Director at meetings of the Directors for a continuous period of 6 months without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office;

(c)	he only held office as a Director for a fixed term and such term expires;

(d)	he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

(e)	he is removed from office pursuant to these Articles or the Companies Act or becomes prohibited by law from being a Director;

(f)	an order is made by any court of competent jurisdiction on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his property or affairs or he is admitted to hospital in pursuance of an application for admission for treatment under any legislation relating to mental health and the Directors resolve that his office be vacated;

(g)	he is removed from office by notice in writing addressed to him at his address as shown in the Company’s register of directors and signed by not less than three-fourths of all the Directors in number (without prejudice to any claim for damages which he may have for breach of contract against the Company); or

(h)	in the case of a Director who holds executive office, his appointment to such office is terminated or expires and the Directors resolve that his office be vacated.

27.9.2	A Resolution of the Directors declaring a Director to have vacated office pursuant to this Article shall be conclusive as to the fact and grounds of vacation stated in the resolution.

28.	ALTERNATE DIRECTORS

28.1	Appointment

28.1.1	A Director (other than an alternate Director) may appoint any other Director or any person approved for that purpose by the Directors and willing to act, to be his alternate by notice in writing delivered to the Directors or to the Registered Office, or in any other manner approved by the Directors.

28.1.2	The appointment of an alternate Director who is not already a Director shall require the approval of either a majority of the Directors or the Directors by way of a Directors’ resolution.

28.1.3	An alternate Director need not hold a Share qualification and shall not be counted in reckoning any maximum or minimum number of Directors allowed by these Articles.

28.2	Responsibility

Every person acting as an alternate Director shall be an officer of the Company, shall alone be responsible to the Company for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

28.3	Participation at Directors’ meetings

An alternate Director shall (subject to his giving to the Company an address at which notices may be served on him) be entitled to receive notice of all meetings of the Directors and all committees of the Directors of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to exercise all the powers, rights, duties and authorities of his appointor (other than the power to appoint an alternate Director). A Director acting as alternate Director shall have a separate vote at Directors’ meetings for each Director for whom he acts as alternate Director, but he shall count as only one for the purpose of determining whether a quorum is present.

28.4	lnterests

An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the Company and to be repaid expenses and to be indemnified in the same way and to the same extent as a Director. However, he shall not be entitled to receive from the Company any fees for his services as alternate, except only such part (if any) of the fee payable to his appointor as such appointor may by notice in writing to the Company direct. Subject to this Article, the Company shall pay to an alternate Director such expenses as might properly have been paid to him if he had been a Director.

28.5	Termination of appointment

28.5.1	An alternate Director shall cease to be an alternate Director:

(a)	if his appointor revokes his appointment by notice delivered to the Directors or to the Registered Office or in any other manner approved by the Directors;

(b)	if his appointor ceases for any reason to be a Director, provided that if any Director retires but is re-appointed or deemed to be re-appointed at the same meeting, any valid appointment of the alternate Director which was in force immediately before his retirement shall remain in force; or

(c)	if any event happens in relation to him which, if he were a Director, would cause his office as Director to be vacated.

29.	POWERS OF DIRECTORS

29.1	General powers to manage the Company’s business

29.1.1	Subject to the provisions of the Companies Act, the Memorandum and these Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors, who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given.

29.1.2	The powers given by this Article shall not be limited by any special power given to the Directors by these Articles and a duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

29.2	Signing of cheques

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine.

29.3	Retirement payments and other benefits

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

29.4	Borrowing powers of Directors

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking and property and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

30.	PROCEEDINGS OF DIRECTORS

30.1	Directors’ meetings

Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit.

30.2	Voting

Questions arising at any Directors’ meeting shall be decided by a simple majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

30.3	Notice of a Directors’ meeting

A Director or an alternate Director may, or any other officer of the Company at the request of a Director or alternate Director shall, call a meeting of the Directors by not less than twenty-four (24) hours’ notice. Notice of a meeting of the Directors must specify the time and place of the meeting and the general nature of the business to be considered, and shall be deemed to be given to a Director if it is given to him personally or by word of mouth or sent in writing to his last known address given to the Company by him for such purpose or given by electronic communications to an address for the time being notified to the Company by the Director. A Director may waive the requirement that notice of any Directors’ meeting be given to him, either at, before or after the meeting.

30.4	Failure to give notice

A Director or alternate Director who attends any Directors’ meeting waives any objection that he or she may have to any failure to give notice of that meeting. The accidental failure to give notice of a Directors’ meeting to, or the non-receipt of notice by, any person entitled to receive notice of that meeting does not invalidate the proceedings at that meeting or any resolution passed at that meeting.

30.5	Quorum

No business shall be transacted at any meeting of the Directors unless a quorum is present. The quorum may be fixed by the Directors, and unless so fixed shall be two (2) if there are two or more Directors, and shall be one if there is only one Director. A person who holds office only as an alternate Director shall, if his appointor is not present, be counted in the quorum.

30.6	Power to act notwithstanding vacancies

The continuing Directors or sole continuing Director may act notwithstanding any vacancies in their number, but if the number of Directors is less than the number fixed as the quorum, the continuing Directors or Director may act only for the purpose of filling vacancies in that number, or for calling a general meeting of the Company.

30.7	Chairman to preside

The Directors may elect a chairman of their board and determine the period for which he is to hold office, but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting, the Directors present may appoint one of their number to be chairman of the meeting.

30.8	Validity of acts of Directors in spite of a formal defect

All acts done by a meeting of the Directors or of a committee of Directors (including any person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified from holding office (or had vacated office) or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be and had been entitled to vote.

30.9	Directors’ meetings by telephone or other communication device

A meeting of the Directors (or committee of Directors) may be held by means of any telephone, electronic or such other communications facilities that permit all persons in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is physically present.

30.10	Written resolutions of Directors

A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor) shall be as valid and effective as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held. A resolution in writing is adopted when all the Directors (whether personally, by an alternate Director or by a proxy) have signed it.

30.11	Appointment of a proxy

A Director but not an alternate Director may be represented at any meeting of the Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director. The authority of any such proxy shall be deemed unlimited unless expressly limited in the written instrument appointing him.

30.12	Presumption of assent

A Director (or alternate Director) present at a meeting of Directors is taken to have cast a vote in favour of a resolution of the Directors unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the chairman or secretary of the meeting before the adjournment of the meeting or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of a resolution of the Directors.

30.13	Directors’ interests

30.13.1	Subject to the provisions of the Companies Act and provided that he has declared to the Directors the nature and extent of any personal interest of his in a matter, transaction or arrangement, a Director or alternate Director notwithstanding his office may:

(a)	hold any office or place of profit in the Company, except that of Auditor;

(b)	hold any office or place of profit in any other company or entity promoted by the Company or in which it has an interest of any kind;

(c)	enter into any contract, transaction or arrangement with the Company or in which the Company is otherwise interested;

(d)	act in a professional capacity (or be a member of a firm which acts in a professional capacity) for the Company, except as Auditor;

(e)	sign or participate in the execution of any document in connection with matters related to that interest;

(f)	participate in, vote on and be counted in the quorum at any meeting of the Directors that considers matters relating to that interest; and

(g)	do any of the above despite the fiduciary relationship of the Director’s office:

(i)	without any liability to account to the Company for any direct or indirect benefit accruing to the Director; and

(ii)	without affecting the validity of any contract, transaction or arrangement.

30.13.2	For the purposes of this Article, a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any matter, transaction or arrangement for which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such matter, transaction or arrangement of the nature and extent so specified.

30.14	Minutes of meetings to be kept

The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at general and Class meetings of the Company and meetings of the Directors or committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.

31.	DELEGATION OF DIRECTORS’ POWERS

31.1	Power of Directors to delegate

31.1.1	The Directors may:

(a)	delegate any of their powers, authorities and discretions to any committee of the Directors consisting of one or more Directors and (if the Directors think fit) to one or more other persons in each case to such extent, by such means (including by power of attorney) and on such terms and conditions as the Directors think fit;

(b)	authorise any person to whom powers, authorities and discretions are delegated under this Article by the Directors to further delegate some or all of those powers, authorities and discretions;

(c)	delegate their powers, authorities and discretions under this Article either collaterally with or to the exclusion of their own powers, authorities and discretions; and

(d)	at any time revoke any delegation made under this Article by the Directors in whole or in part or vary its terms and conditions.

31.2	Delegation to Committees

A committee to which any powers, authorities and discretions have been delegated under the preceding Article must exercise those powers, authorities and discretions in accordance with the terms of delegation and any other regulations that may be imposed by the Directors on that committee. The proceedings of a committee of the Directors must be conducted in accordance with any regulations imposed by the Directors, and, subject to any such regulations, to the provisions of these Articles dealing with proceedings of Directors insofar as they are capable of applying.

31.3	Delegation to executive Directors

The Directors may delegate to a Director holding executive office any of its powers, authorities and discretions for such time and on such terms and conditions as it shall think fit. The Directors may grant to a Director the power to sub-delegate, and may retain or exclude the right of the Directors to exercise the delegated powers, authorities or discretions collaterally with the Director. The Directors may at any time revoke the delegation or alter its terms and conditions.

31.4	Delegation to local boards

31.4.1	The Directors may establish any local or divisional board or agency for managing any of the affairs of the Company whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board, or to be managers or agents, and may fix their remuneration.

31.4.2	The Directors may delegate to any local or divisional board, manager or agent any of its powers and authorities (with power to sub-delegate) and may authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies.

31.4.3	Any appointment or delegation under this Article may be made on such terms and subject to such conditions as the Directors think fit and the Directors may remove any person so appointed, and may revoke or vary any delegation.

31.5	Appointing an attorney, agent or authorised signatory of the Company

31.5.1	The Directors may by power of attorney or otherwise appoint any person to be the attorney, agent or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they think fit.

31.5.2	Any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney, agent or authorised signatory as the Directors think fit and may also authorise any such attorney, agent or authorised signatory to delegate all or any of the powers, authorities and discretions vested in such person.

31.6	Officers

The Directors may appoint such officers (including a Secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors think fit. Unless otherwise specified in the terms of his appointment, an officer may be removed from that office by resolution of the Directors or by Ordinary Resolution.

32.	Directors’ renumeration, expenses and benefits

32.1	Fees

The Company shall pay to the Directors (but not alternate Directors) for their services as Directors such aggregate amount of fees as the Directors may decide. The aggregate fees shall be divided among the Directors in such proportions as the Directors may decide or, if no decision is made, equally. A fee payable to a Director pursuant to this Article shall be distinct from any salary, remuneration or other amount payable to him pursuant to other provisions of these Articles and accrues from day to day.

32.2	Expenses

A Director may also be paid all travelling, hotel and other expenses properly incurred by him in connection with his attendance at meetings of the Directors or of committees of the Directors or general meetings or separate meetings of the holders of any Class of Shares or otherwise in connection with the discharge of his duties as a Director, including (without limitation) any professional fees incurred by him (with the approval of the Directors or in accordance with any procedures stipulated by the Directors) in taking independent professional advice in connection with the discharge of such duties.

32.3	Remuneration of executive Directors

The salary or remuneration of a Director appointed to hold employment or executive office in accordance with these Articles may be a fixed sum of money, or wholly or in part governed by business done or profits made, or as otherwise decided by the Directors (including, for the avoidance of doubt, by the Directors acting through a duly authorised Directors’ committee), and may be in addition to or instead of a fee payable to him for his services as Director pursuant to these Articles.

32.4	Special remuneration

A Director who, at the request of the Directors, goes or resides abroad, makes a special journey or performs a special service on behalf of or for the Company (including, without limitation, services as a chairman of the board of Directors, services as a member of any committee of the Directors and services which the Directors consider to be outside the scope of the ordinary duties of a Director) may be paid such reasonable additional remuneration (whether by way of salary, bonus, commission, percentage of profits or otherwise) and expenses as the Directors (including, for the avoidance of doubt, the Directors acting through a duly authorised Directors’ committee) may decide.

32.5	Pensions and other benefits

The Directors may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (by insurance or otherwise) for a person who is or has at any time been a Director, an officer or a director or an employee of a company which is or was a Group Undertaking, a company which is or was allied to or associated with the Company or with a Group Undertaking or a predecessor in business of the Company or of a Group Undertaking (and for any member of his family, including a spouse or former spouse, or a person who is or was dependent on him). For this purpose the Directors may establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums. The Directors may arrange for this to be done by the Company alone or in conjunction with another person. A Director or former Director is entitled to receive and retain for his own benefit any pension or other benefit provided in accordance with this Article and is not obliged to account for it to the Company.

33.	SEAL

33.1	Directors to determine use of Seal

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used with the authority of the Directors or a committee of the Directors established for such purpose. Every document to which the Seal is affixed shall be signed by at least one person who shall be either a Director or some officer or other person appointed by the Directors for that purpose unless the Directors decide that, either general or in a particular case, that a signature may be dispensed with or affixed by mechanical means.

33.2	Duplicate Seal

The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

34.	DIVIDENDS, DISTRIBUTIONS AND RESERVES

34.1	Declaration

Subject to the Companies Act and these Articles, the Directors may declare dividends and distributions on any one or more Classes of Shares in issue and authorise payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realised or unrealised profits of the Company, or out of the share premium account, or as otherwise permitted by the Companies Act.

34.2	lnterim dividends

Subject to the Companies Act, the Directors may pay such interim dividends (including any dividend payable at a fixed rate) as appears to the Directors to be available for distribution. lf at any time the share capital of the Company is divided into different Classes, the Directors may pay such interim dividends on Shares which rank after Shares conferring preferential rights with regard to dividend as well as on Shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrears. lf the Directors act in good faith, they shall not incur any liability to the holders of Shares conferring preferential rights for any loss that they may suffer by the lawful payment of an interim dividend on any Shares ranking after those with preferential rights.

34.3	Entitlement to dividends

34.3.1	Except as otherwise provided by these Articles or the rights attached to Shares:

(a)	a dividend shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the nominal value of the Shares on which the dividend is paid; and

(b)	dividends shall be apportioned and paid proportionately to the amounts paid up on the nominal value of the Shares during any portion or portions of the period in respect of which the dividend is paid, but if any Share is issued on terms that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

34.3.2	Except as otherwise provided by these Articles or the rights attached to Shares:

(a)	a dividend may be paid in any currency or currencies decided by the Directors; and

(b)	the Company may agree with a Member that any dividend declared or which may become due in one currency will be paid to the Member in another currency, for which purpose the Directors may use any relevant exchange rate current at any time as the Directors may select for the purpose of calculating the amount of any Member’s entitlement to the dividend.

34.4	Payment methods

34.4.1	The Company may pay a dividend, interest or other amount payable in respect of a Share in cash or by cheque, warrant or money order or by a bank or other funds transfer system or (in respect of any uncertificated Share or any Share represented by a Depository Interest) through the Relevant System in accordance with any authority given to the Company to do so (whether in writing, through the Relevant System or otherwise) by or on behalf of the Member in a form or in a manner satisfactory to the Directors. Any joint holder or other person jointly entitled to a Share may give an effective receipt for a dividend, interest or other amount paid in respect of such Share.

34.4.2	The Company may send a cheque, warrant or money order by post:

(a)	in the case of a sole holder, to his registered address;

(b)	in the case of joint holders, to the registered address of the person whose name stands first in the Register of Members;

(c)	in the case of a person or persons entitled by transmission to a Share, as if it were a notice given in accordance with Article 14; or

(d)	in any case, to a person and address that the person or persons entitled to the payment may in writing direct.

34.4.3	Every cheque, warrant or money order shall be sent at the risk of the person or persons entitled to the payment and shall be made payable to the order of the person or persons entitled or to such other person or persons as the person or persons entitled may in writing direct. The payment of the cheque, warrant or money order shall be a good discharge to the Company. lf payment is made by a bank or other funds transfer or through the Relevant System, the Company shall not be responsible for amounts lost or delayed in the course of transfer. lf payment is made by or on behalf of the Company through the Relevant System:

(a)	the Company shall not be responsible for any default in accounting for such payment to the Member or other person entitled to such payment by a bank or other financial intermediary of which the Member or other person is a customer for settlement purposes in connection with the Relevant System; and

(b)	the making of such payment in accordance with any relevant authority referred to in paragraph (a) above shall be a good discharge to the Company.

34.4.4	The Directors may:

(a)	lay down procedures for making any payments in respect of uncertificated Shares through the Relevant System;

(b)	allow any holder of uncertificated Shares to elect to receive or not to receive any such payment through the Relevant System; and

(c)	lay down procedures to enable any such holder to make, vary or revoke any such election.

34.4.5	The Directors may withhold payment of a dividend (or part of a dividend) payable to a person entitled by transmission to a Share until he has provided any evidence of his entitlement that the Directors may reasonably require.

34.5	Deductions

The Directors may deduct from any dividend or other amounts payable to any person in respect of a Share all such sums as may be due from him to the Company on account of calls or otherwise in relation to any Shares.

34.6	Interest

No dividend or other money payable in respect of a Share shall bear interest against the Company, unless otherwise provided by the rights attached to the Share.

34.7	Unclaimed dividends

All unclaimed dividends or other monies payable by the Company in respect of a Share may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. The payment of any unclaimed dividend or other amount payable by the Company in respect of a Share into a separate account shall not constitute the Company a trustee in respect of it. Any dividend unclaimed after a period of three (3) years from the date the dividend became due for payment shall be forfeited and shall revert to the Company.

34.8	Uncashed dividends

34.8.1	lf, in respect of a dividend or other amount payable in respect of a Share:

(a)	a cheque, warrant or money order is returned undelivered or left uncashed; or

(b)	a transfer made by or through a bank transfer system and/or other funds transfer system(s) (including, without limitation, the Relevant System in relation to any uncertificated Shares) fails or is not accepted, on two consecutive occasions, or one occasion and reasonable enquiries have failed to establish another address or account of the person entitled to the payment, the Company shall not be obliged to send or transfer a dividend or other amount payable in respect of such Share to such person until he notifies the Company of an address or account to be used for such purpose.

34.9	Dividends in kind

34.9.1	The Directors may direct that any dividend or distribution shall be satisfied wholly or partly by the distribution of assets (including, without limitation, paid up Shares or securities of any other body corporate). Where any difficulty arises concerning such distribution, the Directors may settle it as it thinks fit. ln particular (without limitation), the Directors may:

(a)	issue fractional certificates or ignore fractions;

(b)	fix the value for distribution of any assets, and may determine that cash shall be paid to any Member on the footing of the value so fixed in order to adjust the rights of Members; and

(c)	vest any assets in trustees on trust for the persons entitled to the dividend.

34.10	Scrip dividends

34.10.1	The Directors may offer any holders of ordinary Shares the right to elect to receive ordinary Shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Directors) of any dividend specified by the Ordinary Resolution, subject to the Companies Act and to the provisions of this Article.

34.10.2	The Directors may make any provision they consider appropriate in relation to an allotment made or to be made pursuant to this Article (whether before or after the passing or the Ordinary Resolution referred to in paragraph (a) of this Article), including (without limitation):

(a)	the giving of notice to holders of the right of election offered to them;

(b)	the provision of forms of election and/or a facility and a procedure for making elections through the Relevant System (whether in respect of a particular dividend or dividends generally);

(c)	determination of the procedure for making and revoking elections;

(d)	the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective;

(e)	the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned); and

(f)	the exclusion from any offer of any holders of ordinary Shares where the Directors consider that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

34.10.3	The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary Shares in respect of which a valid election has been made (“the elected ordinary Shares”). Instead additional ordinary Shares shall be allotted to the holders of the elected ordinary Shares on the basis of allotment determined under this Article. For such purpose, the Directors may capitalise out of any amount for the time being standing to the credit of any reserve or fund of the Company (including any share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the additional ordinary Shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary Shares for allotment and distribution to the holders of the elected ordinary Shares on that basis.

34.10.4	The additional ordinary Shares when allotted shall rank equally in all respects with the fully paid ordinary Shares in issue on the record date for the dividend in respect of which the right of election has been offered, except that they will not rank for any dividend or other entitlement which has been declared, paid or made by reference to such record date.

34.10.5	The Directors may:

(a)	do all acts and things which it considers necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the Members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned;

(b)	establish and vary a procedure for election mandates in respect of future rights of election and determine that every duly effected election in respect of any ordinary Shares shall be binding on every successor in title to the holder of such Shares; and

(c)	terminate, suspend or amend any offer of the right to elect to receive ordinary Shares in lieu of any cash dividend at any time and generally implement any scheme in relation to any such offer on such terms and conditions as the Directors may from time to time determine and take such other action as the Directors may deem necessary or desirable from time to time in respect of any such scheme.

34.11	Reserves

The Directors may set aside out of the profits of the Company and carry to reserve such sums as it thinks fit. Such sums standing to reserve may be applied, at the Directors’ discretion, for any purpose to which the profits of the Company may properly be applied and, pending such application, may either be employed in the business of the Company or be invested in such investments as the Directors thinks fit. The Directors may divide the reserve into such special funds as it thinks fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as it thinks fit. The Directors may also carry forward any profits without placing them to reserve.

34.12	Capitalisation of profits and reserves

34.12.1	The Directors may, with the authority of an Ordinary Resolution:

(a)	subject to this Article, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)	appropriate the sum resolved to be capitalised to the holders of ordinary Shares in proportion to the nominal amounts of the Shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the Shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, unpaid on any Shares held by them respectively, or in paying up in full unissued Shares or debentures of the Company of a nominal amount equal to that sum, and allot the Shares or debentures credited as fully paid to those holders of ordinary Shares or as the Directors may direct, in those proportions, or partly in one way and partly in the other, but so that the share premium account, the capital redemption reserve and any profits or reserves which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Members credited as fully paid;

(c)	resolve that any Shares so allotted to any Member in respect of a holding by him of any partly paid Shares shall, so long as such Shares remain partly paid, rank for dividend only to the extent that such partly paid Shares rank for dividend;

(d)	make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit of fractions to the Company rather than to the holders concerned) or by payment in cash or otherwise as the Directors may determine in the case of Shares or debentures becoming distributable in fractions;

(e)	authorise any person to enter on behalf of all the Members concerned into an agreement with the Company providing for either:

(i)	the allotment to them respectively, credited as fully paid, of any further Shares or debentures to which they are entitled upon such capitalisation; or

(ii)	the payment up by the Company on behalf of such Members by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing Shares, and so that any such agreement shall be binding on all such Members; and

(f)	generally do all acts and things required to give effect to such resolution.

35.	SHARE PREMIUM ACCOUNT

35.1	Directors to maintain share premium account

The Directors shall establish a share premium account in accordance with the Companies Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Companies Act.

35.2	Debits to share premium account

35.2.1	The following amounts shall be debited to any share premium account:

(a)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)	any other amount paid out of a share premium account as permitted by the Companies Act.

35.2.2	Notwithstanding paragraph (a) above, on the redemption or purchase of a Share, the Directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Companies Act, out of capital.

36.	DISTRIBUTION PAYMENT RESTRICTIONS

Notwithstanding any other provision of these Articles, the Company shall not be obliged to make any payment to a Member in respect of a dividend, repurchase, redemption or other distribution if the Directors suspect that such payment may result in the breach or violation of any applicable laws or regulations (including, without limitation, any anti-money laundering laws or regulations) or such refusal is required by the laws and regulations governing the Company or its service providers.

37.	BOOKS OF ACCOUNT

37.1	Books of account to be kept

The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the affairs of the Company and to explain its transactions.

37.2	Inspection by Members

The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them will be open to the inspection of Members (not being Directors). No Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Act by order of the court or authorised by the Directors or by Ordinary Resolution.

37.3	Accounts required by law

The Directors shall cause to be prepared and to be laid before the Company at each annual general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

37.4	Retention of records

All books of account maintained by the Company shall be retained for a period of at least five years, or such longer period required by any applicable law or regulation from time to time.

38.	AUDIT

38.1	Appointment of Auditor

The Directors may appoint an Auditor who shall hold office until removed from office by a resolution of the Directors, and may fix the Auditor’s remuneration.

38.2	Rights of Auditor

The Auditor shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

38.3	Reporting requirements of Auditor

Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next general meeting following their appointment, and at any other time during their term of office, upon request of the Directors or any general meeting of the Company.

39.	NOTICES

39.1	Forms of notices

Any notice to be given to or by any person pursuant to these Articles (other than a notice calling a meeting of the Directors) shall be in writing or shall be given using electronic communications to an address for the time being notified for that purpose to the person giving the notice, except that a notice to a holder of any uncertificated Shares or given in respect of any such Shares may be given electronically through the Relevant System (if permitted by, and subject to, the facilities and requirements of the Relevant System and subject to compliance with any relevant requirements of the Exchange Rules and/or the Exchange).

(ln this Article “address”, in relation to electronic communications, includes any number or address used for the purposes of such communications).

39.2	Service on Members

39.2.1	A notice or other document may be given by the Company to any Member either personally or by sending it by post in a pre-paid envelope addressed to such Member at his registered address or by leaving it at that address or by giving it using electronic communications to an address for the time being notified to the Company by the Member, or by any other means authorised in writing by the Member concerned or (in the case of a notice to a Member holding uncertificated Shares) by transmitting the notice through the Relevant System.

39.2.2	ln the case of joint holders of a Share, all notices and documents shall be given to the person whose name stands first in the Register of Members in respect of that Share. Notice so given shall be sufficient notice to all the joint holders.

39.2.3	Any notice or other document to be given to a Member may be given by reference to the Register of Members as it stands at any time within the period of 21 days before the day that the notice is given or (where and as applicable) within any other period permitted by, or in accordance with the requirements of, (to the extent applicable) the Exchange Rules and/or the Exchange. No change in the Register of Members after that time shall invalidate the giving of such notice or document or require the Company to give such item to any other person.

39.2.4	lf on three consecutive occasions notices or other documents have been sent through the post to any Member at his registered address or his address for the service of notices but have been returned undelivered, such Member shall not be entitled to receive notices or other documents from the Company until he shall have communicated with the Company and supplied in writing a new registered address for the service of notices.

39.2.5	lf on three consecutive occasions notices or other documents have been sent using electronic communications to an address for the time being notified to the Company by the Member and the Company becomes aware that there has been a failure of transmission, the Company shall revert to giving notices and other documents to the Member by post or by any other means authorised in writing by the Member concerned. Such Member shall not be entitled to receive notices or other documents from the Company using electronic communications until he shall have communicated with the Company and supplied in writing a new address to which notices or other documents may be sent using electronic communications.

39.3	Evidence of giving notice

39.3.1	A notice or other document addressed to a Member at his registered address shall be, if sent by post or airmail, deemed to have been given at the time forty-eight (48) hours after posting if pre-paid as first class post and at the time 48 hours after posting if pre-paid as second class post. ln proving that notice has been given it shall be sufficient to prove that the envelope containing the notice or document was properly addressed, pre-paid and posted.

39.3.2	A notice or other document address to a Member at an address to which notices may be sent using electronic communications shall be, if sent by electronic communications, deemed to have been given at the expiration of forty-eight (48) hours after the time it was sent.

39.3.3	A notice or document not sent by post but:

(a)	left at a registered address or address for giving notice in People’s Republic of China shall be deemed to be given on the day it is left; and

(b)	given through the Relevant System shall be deemed to be given when the Company or other relevant person acting on the Company’s behalf sends the relevant instruction or other relevant message in respect of such notice.

39.3.4	A Member present either in person or by proxy, or in the case of a corporate Member by a duly authorised representative, at any meeting of the Company or of the holders of any Class of Shares shall be deemed to have received due notice of such meeting and, where required, of the purposes for which it was called.

39.4	Notice binding on transferees

A person who becomes entitled to a Share by transfer, transmission or otherwise shall be bound by any notice in respect of that Share which, before his name is entered in the Register of Members, has been given to the person from whom he derives his title.

39.5	Notice to persons entitled by transmission

A notice or other document may be given by the Company to a person entitled by transmission to a Share in consequence of the death or bankruptcy of a Member or otherwise by sending or delivering it in any manner authorised by these Articles for the giving of notice to a Member, addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any similar or equivalent description, to the address to which notices have been requested to be sent for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice or other document may be given in any manner in which it might have been given if the event giving rise to the transmission had not occurred. The giving of notice in accordance with this Article shall be sufficient notice to all other persons interested in the Share.

40.	WINDING UP

40.1	Method of winding up

40.1.1	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them.

40.1.2	If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company.

40.1.3	This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

40.2	Distribution of assets in a winding up

40.2.1	Subject to any rights or restrictions for the time being attached to any Class of Shares, on a winding up of the Company the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, distribute among the Members the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose:

(a)	decide how the assets are to be distributed as between the Members or different Classes of Members;

(b)	value the assets to be distributed in such manner as the liquidator thinks fit; and

(c)	vest the whole or any part of any assets in such trustees and on such trusts for the benefit of the Members entitled to the distribution of those assets as the liquidator sees fit, but so that no Member shall be obliged to accept any assets in respect of which there is any liability.

41.       INDEMNITY AND INSURANCE

41.1	Indemnity and limitation of liability of Directors and officers

41.1.1	To the maximum extent permitted by law, every current and former Director and officer of the Company (excluding an Auditor) (each an “Indemnified Person”), shall be entitled to be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses (each a “Liability”), which such Indemnified Person may incur in that capacity unless such Liability arose as a result of the actual fraud or wilful default of such person.

41.1.2	No Indemnified Person shall be liable to the Company for any loss or damage resulting (directly or indirectly) from such Indemnified Person carrying out his or her duties unless that liability arises through the actual fraud or wilful default of such Indemnified Person.

41.1.3	For the purpose of these Articles, no Indemnified Person shall be deemed to have committed “actual fraud” or “wilful default” until a court of competent jurisdiction has made a final, non-appealable finding to that effect.

41.2	Advance of legal fees

The Company shall advance to each Indemnified Person reasonable legal fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any such advance of expenses, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it is determined that the Indemnified Person was not entitled to indemnification under these Articles.

41.3	Indemnification to form part of contract

The indemnification and exculpation provisions of these Articles are deemed to form part of the employment contract or terms of appointment entered into by each Indemnified Person with the Company and accordingly are enforceable by such persons against the Company.

41.4	Insurance

The Directors may purchase and maintain insurance for or for the benefit of any Indemnified Person including (without prejudice to the generality of the foregoing) insurance against any Liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or the exercise or purported exercise of their powers or otherwise in relation to or in connection with their duties, powers or offices in relation to the Company.

42.	REQUIRED DISCLOSURE

If required to do so under the laws of any jurisdiction to which the Company (or any of its service providers) is subject, or in compliance with Exchange Rules of any Exchange, or to ensure the compliance by any person with any anti-money laundering legislation in any relevant jurisdiction, any Director, officer or service provider (acting on behalf of the Company) shall be entitled to release or disclose any information in its possession regarding the affairs of the Company or a Member, including, without limitation, any information contained in the Register of Members or subscription documentation of the Company relating to any Member.

43.	FINANCIAL YEAR

Unless the Directors resolve otherwise, the financial year of the Company shall end on 31 December in each year and, following the year of incorporation, shall begin on 1 January in each year.

44.	TRANSFER BY WAY OF CONTINUATION

The Company shall, with the approval of a Special Resolution, have the power to register by way of continuation to a jurisdiction outside of the Cayman Islands in accordance with the Companies Act.

45.	MERGERS AND CONSOLIDATIONS

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Companies Act), upon such terms as the Directors may determine.

46.	AMENDMENT OF MEMORANDUM AND ARTICLES

46.1	Power to change name or amend Memorandum

46.1.1	Subject to the Companies Act, the Company may, by Special Resolution:

(a)	change its name; or

(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

46.2	Power to amend these Articles

Subject to the Companies Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

ANNEX B

CHEER HOLDING, INC. 2024 EQUITY INCENTIVE PLAN

CHEER HOLDING, INC.
2024 EQUITY INCENTIVE PLAN

1. Purposes of the Plan. The purposes of this Cheer Holding, Inc. 2024 Equity Incentive Plan (“Plan”) are:

●	to attract and retain the best available personnel for positions of substantial responsibility,

●	to provide additional incentive to Employees, Directors and Consultants, and

●	to promote the success of the Company’s business.

The Plan permits the grant of Incentive Share Options, Nonstatutory Share Options, Restricted Shares, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Performance Units, Performance Shares, and Other Share Based Awards.

2. Definitions. As used herein, the following definitions will apply:

(a) “Administrator” means the Board or the Committee appointed by the Board to administer the Plan, in accordance with Section 4 of the Plan.

(b) “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein.

(c) “Award” means, individually or collectively, a grant under the Plan of Options, SARs, Restricted Shares, Restricted Share Units, Performance Units, Performance Shares or Other Share Based Awards.

(d) “Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. Each Award Agreement entered into hereunder shall be subject to the terms and conditions of the Plan.

(e) “Awarded Shares” means the Ordinary Shares subject to an Award.

(f) “Board” means the Board of Directors of the Company, from time to time.

(g) “Change in Control” means the occurrence of any of the following events:

(i) An acquisition (whether directly from the Company or otherwise) of any voting securities of the Company by any “person” (as such term is used in Section 13(d) or 14(d) of the Exchange Act), immediately after which such person becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then issued and outstanding voting securities;

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(iii) A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” means directors who either (A) are Directors as of the effective date of the Plan, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(iv) The consummation of a merger or consolidation of the Company with any other company or corporation, other than a merger or consolidation which would result in the voting securities of the Company issued and outstanding immediately prior thereto continuing to represent (either by remaining issued and outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent issued and outstanding immediately after such merger or consolidation.

(h) “Code” means the Internal Revenue Code of 1986, as amended, and the rulings issued and regulations promulgated thereunder. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(i) “Committee” means the compensation committee of the Board, or such other committee of at least two persons as the Board shall designate.

(j) “Company” means Cheer Holding, Inc., an exempted company incorporated under the laws of the Cayman Islands, or any successor thereto.

(k) “Consultant” means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to the Company or a Parent or Subsidiary; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Company or a Parent or Subsidiary.

(l) “Director” means a director of the Company.

(m) “Disability” means a total and permanent disability incurred by a Participant whereby the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, provided that in the case of Awards other than Incentive Share Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(n) “Dividend Equivalent” means a credit, made at the discretion of the Administrator, for the account of a Participant in an amount equal to the value of dividends paid on one Share for each Share represented by an Award held by such Participant.

(o) “Employee” means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(p) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(q) “Fair Market Value” means, as of any date, the value of the Ordinary Shares determined as follows:

(i) If the Ordinary Shares are listed on any established stock exchange or a national market system, including without limitation the NASDAQ, its Fair Market Value will be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on such exchange or system for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Ordinary Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Ordinary Shares for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Ordinary Shares, the Fair Market Value will be determined in good faith by the Administrator by such other methodology as the Administrator determines in good faith to be reasonable and in accordance with Section 409A of the Code.

(r) “Fiscal Year” means the fiscal year of the Company.

(s) “Incentive Share Option” means an Option intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(t) “Non-Employee Director” means a member of the Board who qualifies as a “Non-Employee Director” as defined in Rule 16b-3(b)(3) of the Exchange Act, or any successor definition adopted by the Board.

(u) “Nonstatutory Share Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Share Option.

(v) “Ordinary Shares” means the ordinary shares of the Company, par value US$0.001, (provided however, in the event the Company adopts a multi-class share structure, “Ordinary Shares shall means Class A ordinary shares of the Company, par value US$0.001),and any shares or other securities into which such ordinary shares may be substituted, converted or into which they may be exchanged).

(w) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(x) “Option” means a share option granted pursuant to the Plan.

(y) “Other Share Based Awards” means any other awards not specifically described in the Plan that are valued in whole or in part by reference to, or are otherwise based on, Ordinary Shares and are created by the Administrator pursuant to Section 12.

(z) “Outside Director” means a Director who is not an Employee.

(aa) “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code.

(bb) “Participant” means the holder of an outstanding Award granted under the Plan.

(cc) “Performance Share” means an Award granted to a Service Provider pursuant to Section 10 of the Plan.

(dd) “Performance Unit” means an Award granted to a Service Provider pursuant to Section 10 of the Plan.

(ee) “Period of Restriction” means the period during which the transfer of Restricted Shares is subject to restrictions and a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(ff) “Plan” means this 2024 Equity Incentive Plan, as amended from time to time.

(gg) “Restricted Shares” means Ordinary Shares issued pursuant to an Award under Section 8 or issued pursuant to the early exercise of an Option.

(hh) “Restricted Share Unit” means an unfunded and unsecured promise to issue Ordinary Shares, cash, other securities or other property, subject to certain restrictions (including, without limitation, a Period of Restriction requiring that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 11 of the Plan.

(ii) “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(jj) “Section 16(b)” means Section 16(b) of the Exchange Act.

(kk) “Service Provider” means an Employee, Director or Consultant.

(ll) “Share” means an Ordinary Share, as adjusted in accordance with Section 15 of the Plan.

(mm) “Share Appreciation Right” or “SAR” means an Award that pursuant to Section 9 of the Plan is designated as a SAR and which meets all of the requirements of Section 1.409A-1(b)(5)(i)(B) of the Treasury Regulations.

(nn) “Subsidiary” means any entities Controlled by the Company, provided, however, for the purpose of Incentive Share Options, “subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Section 424 (f) of the Code. “Control” means, with respect to any entities, the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of an entity whether through the ownership of the voting securities of such entity or by contract or otherwise. For purposes of the Plan, any “variable interest entity” that is consolidated into the consolidated financial statements of the Company under applicable accounting principles or standards as may apply to the consolidated financial statements of the Company shall be deemed a Subsidiary.”

3. Ordinary Shares Subject to the Plan.

(a) Ordinary Shares Subject to the Plan. Subject to the provisions of Section 15 of the Plan, the maximum aggregate number of Ordinary Shares that may be issued under the Plan shall not exceed two million (2,000,000) Ordinary Shares. The Ordinary Shares subject to the Plan may be authorized, but unissued, or reacquired Ordinary Shares. Ordinary Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in Ordinary Shares pursuant to the exercise or settlement of an Award, the number of Ordinary Shares available for issuance under the Plan shall be reduced only by the number of Ordinary Shares actually issued in such payment. The allotment and issuance of Shares pursuant to the terms of this Plan following the exercise of an Award shall be subject to the Company’s Memorandum and Articles of Association, as amended and in effect from time to time.

(b) Lapsed Awards. If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if the Ordinary Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Ordinary Shares allocable to the terminated portion of such Award or such forfeited or repurchased Ordinary Shares shall again be available for grant under the Plan.

(d)  Share Certificates.

(i) Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing the Shares pursuant to the exercise of any Award, unless and until the Committee has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all Applicable Laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with all Applicable Laws, and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any Share certificate to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Committee may require that a Participant make such reasonable covenants, agreements, and representations as the Committee, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

(ii) Notwithstanding anything herein to the contrary, unless otherwise determined by the Committee or required by Applicable Laws, the Company shall not deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded on the register of members of the Company.

(e) Share Reserve. The Company, during the term of the Plan, shall at all times keep available such number of Ordinary Shares authorized for issuance as will be sufficient to satisfy the requirements of the Plan.

(f) Annual Non-Employee Director Compensation Limitation. Notwithstanding anything to the contrary contained herein, in no event will any individual Director who is not an Employee in any Fiscal Year be granted compensation for service having an aggregate maximum value (computed as of the date of grant in accordance with applicable financial accounting rules) exceeding $1,000,000.

4. Administration of the Plan.

(a) Procedure.

(i) Administrative Bodies. The Board or the Committee shall administer the Plan.

(ii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iii) Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

(iv) Delegation of Authority for Day-to-Day Administration. The Administrator may, by resolution, expressly delegate to a special committee, consisting of one or more directors who may but need not be Officers, the authority, within specified parameters as to the number and types of Awards, (A) to designate Officers and/or Employees of the Company or any of its Subsidiaries to be recipients of Awards under the Plan, and (B) to determine the number of such Awards to be received by any such Participants; provided, however, that such delegation of duties and responsibilities may not be made with respect to grants of Awards to persons subject to Section 16(b). The acts of such delegates shall be treated as acts of the Administrator, and such delegates shall report regularly to the Administrator regarding the delegated duties and responsibilities and any Awards granted.

(b) Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion and subject to the requirements of Applicable Laws:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine the number of the Ordinary Shares to be covered by each Award granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting, acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Ordinary Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, will determine;

(vi) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(vii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws and/or qualifying for preferred tax treatment under applicable foreign tax laws;

(viii) to modify or amend each Award (subject to Section 18(c) of the Plan), including (A) the discretionary authority to extend the post-termination exercisability period of Awards longer than is otherwise provided for in the Plan and (B) accelerate the satisfaction of any vesting criteria or waiver of forfeiture or repurchase restrictions;

(ix) to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Ordinary Shares or cash to be issued upon exercise or vesting of an Award that number of the Ordinary Shares or cash having a Fair Market Value equal to the maximum amount required to be withheld. The Fair Market Value of any Ordinary Shares to be withheld will be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Ordinary Shares or cash withheld for this purpose will be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(x) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator, to allow a Participant to defer the receipt of the payment of cash or the issue of the Ordinary Shares that would otherwise be due to such Participant under an Award;

(xi) to determine whether Awards will be settled in Ordinary Shares, cash or in any combination thereof;

(xii) to determine whether Awards will be adjusted for Dividend Equivalents;

(xiii) to create Other Share Based Awards for issuance under the Plan;

(xiv) to establish a program whereby Service Providers designated by the Administrator can reduce compensation otherwise payable in cash in exchange for Awards under the Plan;

(xv) to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Ordinary Shares issued as a result of or under an Award, including without limitation, restrictions under an insider trading policy, and

(xvi) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards.

(d) Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Administrator under the Plan

5. Eligibility. Nonstatutory Share Options, Restricted Shares, Share Appreciation Rights, Performance Units, Performance Shares, Restricted Share Units and Other Share Based Awards may be granted to Service Providers. Incentive Share Options may be granted only to Employees.

6. Limitations.

(a) ISO $100,000 Rule. Each Option will be designated in the Award Agreement as either an Incentive Share Option or a Nonstatutory Share Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Ordinary Shares with respect to which Incentive Share Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as Nonstatutory Share Options. For purposes of this Section 6(a), Incentive Share Options will be taken into account in the order in which they were granted. The Fair Market Value of the Ordinary Shares will be determined as of the time the Option with respect to such Ordinary Shares is granted.

(b) No Rights as a Service Provider. Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing his or her relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company or its Parent or Subsidiaries to terminate such relationship at any time, with or without cause.

7. Share Options.

(a) Number and Term of Option. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Options under the Plan. The Administrator will have complete discretion to determine the number of Options granted to any Service Provider. The term of each Option will be stated in the Award Agreement. In the case of an Incentive Share Option, the term will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Share Option granted to a Participant who, at the time the Incentive Share Option is granted, owns shares representing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary, the term of the Incentive Share Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(b) Option Exercise Price and Consideration.

(i) Exercise Price. The per share exercise price for the Ordinary Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1) In the case of an Incentive Share Option

(A) granted to an Employee who, at the time the Incentive Share Option is granted, owns shares representing more than ten percent (10%) of the total combined voting power of all shares of the Company or any Parent or Subsidiary, the per share exercise price will be no less than 110% of the Fair Market Value per Ordinary Share on the date of grant.

(B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per share exercise price will be no less than 100% of the Fair Market Value per Ordinary Share on the date of grant.

(2) In the case of a Nonstatutory Share Option, the per share exercise price will be determined by the Administrator, provided that such per share exercise price will be no less than 100% of the Fair Market Value per Ordinary Share on the date of grant.

(ii) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised. The Administrator, in its sole discretion, may accelerate the satisfaction of such conditions at any time.

(c) Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Share Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration, to the extent permitted by Applicable Laws, may consist entirely of:

(i) cash;

(ii) check, subject to collection;

(iii) promissory note;

(iv) other Ordinary Shares which meet the conditions established by the Administrator to avoid adverse accounting consequences (as determined by the Administrator);

(v) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(vi) a reduction in the amount of any Company liability to the Participant;

(vii) any combination of the foregoing methods of payment; or

(viii) such other consideration and method of payment for the issuance of Ordinary Shares to the extent approved by the Board and permitted by Applicable Laws.

(d) Exercise of Option.

(i) Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of an Ordinary Share.

An Option will be deemed exercised when the Company receives: (x) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (y) full payment for the Ordinary Shares with respect to which the Option is exercised (including provision for any applicable tax withholding). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Ordinary Shares issued upon exercise of an Option will be issued in the name of the Participant. Until the Ordinary Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Awarded Shares, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Ordinary Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Ordinary Shares are issued, except as provided in Section 15 of the Plan or the applicable Award Agreement.

Exercising an Option in any manner will decrease the number of Ordinary Shares thereafter available for sale under the Option, by the number of Ordinary Shares as to which the Option is exercised.

(ii) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant’s death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Ordinary Shares covered by the unvested portion of the Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan. If after termination the Participant does not exercise his or her Option as to all of the vested Ordinary Shares within the time specified by the Administrator, the Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan.

(iii) Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Ordinary Shares covered by the unvested portion of the Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan.. If after termination the Participant does not exercise his or her Option as to all of the vested Ordinary Shares within the time specified by the Administrator, the Option will terminate, and the remaining Ordinary Shares covered by such Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan.

(iv) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant’s death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to the Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the persons to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s death. Unless otherwise provided by the Administrator, if at the time of death the Participant is not vested as to his or her entire Option, the Ordinary Shares covered by the unvested portion of the Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan. If the Option is not exercised as to all of the vested Ordinary Shares within the time specified by the Administrator, the Option will terminate, and the remaining Ordinary Shares covered by such Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan.

8. Restricted Shares.

(a) Grant of Restricted Shares. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Restricted Shares to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b) Restricted Share Agreement. Each Award of Restricted Shares will be evidenced by an Award Agreement that will specify the Period of Restriction and the applicable restrictions, the number of Ordinary Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, Restricted Shares will be held by the Company as escrow agent until the restrictions on such Restricted Shares have lapsed.

(c) Transferability. Except as provided in this Section 8, Restricted Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Restricted Shares as it may deem advisable or appropriate.

(e) Removal of Restrictions. Except as otherwise provided in this Section 8, Restricted Shares covered by each Restricted Shares grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction. The Board, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f) Voting Rights. During the Period of Restriction, Service Providers holding Restricted Shares granted hereunder may exercise the voting rights applicable to those Restricted Shares, unless the applicable Award Agreement provides otherwise.

(g) Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Restricted Shares will be entitled to receive all dividends and other distributions paid with respect to such Restricted Shares unless otherwise provided in the Award Agreement; provided that any such dividends and other distributions will be subject to the same restrictions and risk of forfeiture as the Restricted Shares. If any such dividends or distributions are paid in Ordinary Shares, the Ordinary Shares will be subject to the same restrictions on transferability and forfeitability as the Restricted Shares with respect to which they were paid.

(h) Return of Restricted Shares to Company. On the date set forth in the Award Agreement, the Restricted Shares for which the Period of Restriction has not lapsed will be forfeited and will revert to the Company and again will become available for grant under the Plan.

9. Share Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of the Plan, a SAR may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b) Number of SARs. Subject to the terms and conditions of the Plan, the Administrator will have complete discretion to determine the number of SARs granted to any Service Provider.

(c) Exercise Price and Other Terms. The Administrator, subject to the provisions of the Plan, will have complete discretion to determine the per-Share exercise price and other terms and conditions of SARs granted under the Plan; provided that such exercise price of each SAR shall not be less than 100% of the Fair Market Value of an Ordinary Share on the date of grant.

(d) Exercise of SARs. SARs will be exercisable on such terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator, in its sole discretion, may accelerate exercisability at any time.

(e) SAR Agreement. Each SAR grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(f) Expiration of SARs. An SAR granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Sections 7(d)(ii), 7(d)(iii) and 7(d)(iv) also will apply to SARs.

(g) Payment of SAR Amount. Upon exercise of an SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of an Ordinary Share on the date of exercise over the exercise price; times

(ii) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

10. Performance Units and Performance Shares.

(a) Grant of Performance Units/Shares. Subject to the terms and conditions of the Plan, Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator in its sole discretion. Subject to the terms and conditions of the Plan, the Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b) Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of an Ordinary Share on the date of grant.

(c) Performance Objectives and Other Terms. The Administrator will set performance objectives in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Participant. The time period during which the performance objectives must be met will be called the “Performance Period.” Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, or individual goals, applicable securities laws, or any other basis determined by the Administrator in its discretion.

(d) Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives have been achieved, as determined by the Administrator in its sole discretion. After the grant of a Performance Unit/Share, the Board, in its sole discretion, may reduce or waive any performance objectives for such Performance Unit/Share.

(e) Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made after the expiration of the applicable Performance Period at the time determined by the Administrator. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination of cash and Shares.

(f) Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11. Restricted Share Units. Restricted Share Units shall consist of a Restricted Share, Performance Share or Performance Unit Award that the Administrator, in its sole discretion permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator, subject to compliance with Section 409A of the Code.

12. Other Share Based Awards. Other Share Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside of the Plan. The Administrator shall have authority to determine the Service Providers to whom and the time or times at which Other Share Based Awards shall be made, the amount of such Other Share Based Awards, and all other conditions of the Other Share Based Awards including any dividend and/or voting rights.

13. Leaves of Absence. Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence and will resume on the date the Participant returns to work on a regular schedule as determined by the Company; provided, however, that no vesting credit will be awarded for the time vesting has been suspended during such leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Share Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three months following the 91st day of such leave any Incentive Share Option held by the Participant will cease to be treated as an Incentive Share Option and will be treated for U.S. federal tax purposes as a Nonstatutory Share Option.

14. Non-Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

15. Adjustments; Dissolution or Liquidation; Change in Control.

(a) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Ordinary Shares, other securities, or other property), recapitalization, share capitalization, share subdivision, share consolidation, reorganization, merger, consolidation, spin-off, combination, repurchase, or exchange of Ordinary Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Ordinary Shares occurs such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust the number and class of Ordinary Shares which may be issued under the Plan, the number, class and price of Ordinary Shares subject to outstanding Awards, and the numerical limits in Section 6. Notwithstanding the preceding, the number of Ordinary Shares subject to any Award always shall be a whole number.

(b) Winding-Up, Liquidation and Dissolution. In the event of the proposed winding up, liquidation and dissolution of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Awarded Shares covered thereby, including Ordinary Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase Option or forfeiture rights applicable to any Award shall lapse, and that any Award vesting shall accelerate, provided the proposed winding up, liquidation and dissolution n takes place at the time and in the manner contemplated. To the extent it has not been previously vested and, if applicable, exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c) Change in Control.

(i) Share Options and SARs. In the event of a Change in Control, each outstanding Option and SAR shall be assumed or an equivalent Option or SAR substituted by the acquiring or successor company or corporation or a Parent of the acquiring or successor company or corporation. Unless determined otherwise by the Administrator, in the event that the successor company or corporation refuses to assume or substitute for the Option or SAR, the Participant shall fully vest in and have the right to exercise the Option or SAR as to all of the Awarded Shares, including those as to which it would not otherwise be vested or exercisable; provided, that any Option or SAR for which the exercise price is equal to or less than the consideration offered by the acquiring or successor company or corporation shall terminate as of the effective date of the Change in Control. If an Option or SAR is not assumed or substituted in the event of a Change in Control, the Administrator shall notify the Participant in writing or electronically that the Option or SAR shall be exercisable, to the extent vested, for a period of up to fifteen (15) days from the date of such notice, and the Option or SAR shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option or SAR shall be considered assumed if, following the Change in Control, the Option or SAR confers the right to purchase or receive, for each Awarded Share subject to the Option or SAR immediately prior to the Change in Control, the consideration (whether shares, cash, or other securities or property) received in the Change in Control by holders of the Ordinary Shares for each Ordinary Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the issued and outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely Ordinary Shares of the acquiring or successor company or corporation or its Parent, the Administrator may, with the consent of the acquiring or successor company or corporation, provide for the consideration to be received upon the exercise of the Option or SAR, for each Awarded Share subject to the Option or SAR, to be solely Ordinary Shares of the acquiring or successor company or corporation or its Parent equal in fair market value to the per share consideration received by holders of Ordinary Shares in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or the acquiring or successor company or corporation modifies any of such performance goals without the Participant’s consent; provided, however, that a modification to such performance goals only to reflect the acquiring or successor company or corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(ii) Restricted Shares, Performance Shares, Performance Units, Restricted Share Units and Other Share Based Awards. In the event of a Change in Control, each outstanding Award of Restricted Shares, Performance Share, Performance Unit, Restricted Share Unit or Other Share Based Award shall be assumed or an equivalent Restricted Share, Performance Share, Performance Unit, Restricted Share Unit or Other Share Based Award substituted by the acquiring or successor company or corporation or a Parent of the acquiring or successor company or corporation. Unless determined otherwise by the Administrator, in the event that the acquiring or successor company or corporation refuses to assume or substitute for the Award, the Participant shall fully vest in the Award including as to Shares/Units that would not otherwise be vested, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels. For the purposes of this paragraph, an Award of Restricted Shares, Performance Shares, Performance Units, Other Share Based Awards and Restricted Share Units shall be considered assumed if, following the Change in Control, the award confers the right to purchase or receive, for each Ordinary Share subject to the Award immediately prior to the Change in Control (and if a Restricted Share Unit or Performance Unit, for each Share as determined based on the then current value of the unit), the consideration (whether shares, cash, or other securities or property) received in the Change in Control by holders of the Ordinary Shares for each Ordinary Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Ordinary Shares); provided, however, that if such consideration received in the Change in Control is not solely Ordinary Shares of the successor company or corporation or its Parent, the Administrator may, with the consent of the acquiring or successor company or corporation, provide that the consideration to be received for each Ordinary Share (and if a Restricted Share Unit or Performance Unit, for each Ordinary Share as determined based on the then current value of the unit) be solely Ordinary Shares of the acquiring or successor company or corporation or its Parent equal in fair market value to the per share consideration received by holders of Ordinary Shares in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or the acquiring or successor company or corporation modifies any of the performance goals without the Participant’s consent; provided, however, that a modification to the performance goals only to reflect the acquiring or successor company or corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(iii) Outside Director Awards. Notwithstanding any provision of Section 15(c)(i) or 15(c)(ii) to the contrary, with respect to Awards granted to an Outside Director that are assumed or substituted for, if on the date of or following the assumption or substitution the Participant’s status as a Director or a director of the acquiring or successor company or corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant, then the Participant shall fully vest in and have the right to exercise his or her Options and Share Appreciation Rights as to all of the Awarded Shares, including those as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Shares and Restricted Share Units, as applicable, will lapse, and, with respect to Performance Shares, Performance Units, and Other Share Based Awards, all performance goals and other vesting criteria will be deemed achieved at target levels and all other terms and conditions met; provided, that any Option or SAR for which the exercise price is equal to or less than the consideration offered by the acquiring or successor company or corporation shall terminate as of the effective date of the Change in Control.

(d) Outstanding Awards – Other Changes. In the event of any other change in the capitalization of the Company or corporate change other than those specifically referred to in this Section 15, the Committee may, in its absolute discretion, make such adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in the per share grant or exercise price of each Award as the Committee may consider appropriate to prevent dilution or enlargement of rights.

16. Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such later date as is determined by the Administrator, consistent with applicable laws; provided that with respect to the grant of an Option, such date is determined in a manner consistent with Section 409A of the Code. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

17. Term of Plan. Subject to Section 22 of the Plan, the Plan will become effective pursuant to the resolution adopting the Plan by the Board. It will continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

18. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) Shareholder Approval. The Company will obtain shareholder approval of any Plan amendment to the extent necessary or, as determined by the Administrator in its sole discretion, desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension, or termination of the Plan will impair the rights of any Participant with respect to outstanding Awards, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

19. Conditions Upon Issuance of Ordinary Shares.

(a) Legal Compliance. Ordinary Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance of such Ordinary Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Ordinary Shares are being purchased only for investment and without any present intention to sell or distribute such Ordinary Shares if, in the opinion of counsel for the Company, such a representation is required.

20. Severability. Notwithstanding any contrary provision of the Plan or an Award to the contrary, if any one or more of the provisions (or any part thereof) of this Plan or the Awards shall be held invalid, illegal, or unenforceable in any respect, such provision shall be modified so as to make it valid, legal, and enforceable, and the validity, legality, and enforceability of the remaining provisions (or any part thereof) of the Plan or Award, as applicable, shall not in any way be affected or impaired thereby.

21. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Ordinary Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Ordinary Shares as to which such requisite authority will not have been obtained.

22. Section 409A. The Plan and all Awards granted hereunder are intended to comply with, or otherwise be exempt from, the requirements of Section 409A of the Code. The Plan and all Awards granted under this Plan shall be administered, interpreted, and construed in a manner consistent with Section 409A of the Code to the extent necessary to avoid the imposition of additional taxes under Section 409A(a)(1)(B) of the Code. Notwithstanding anything in this Plan to the contrary, in no event shall the Administrator exercise its discretion to accelerate the payment or settlement of an Award where such payment or settlement constitutes deferred compensation within the meaning of Section 409A of the Code unless, and solely to the extent that, such accelerated payment or settlement is permissible under Section 1.409A-3(j)(4) of the Treasury Regulations. If a Participant is a “specified employee” (within the meaning of Section 1.409A-1(i) of the Treasury Regulations) at any time during the twelve (12)-month period ending on the date of his or her termination of employment, and any Award hereunder subject to the requirements of Section 409A of the Code is to be satisfied on account of the Participant’s termination of employment, satisfaction of such Award shall be suspended until the date that is six (6) months after the date of such termination of employment.

23. Shareholder Approval. The Plan will be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval will be obtained in the manner and to the degree required under Applicable Laws.

24. Interpretation. In this Plan:

(a) any forfeiture of Shares described herein will take effect as a surrender of shares for no consideration of such Shares as a matter of Cayman Islands law;

(b) any share dividends described herein will take effect as share capitalizations as a matter of Cayman Islands law;

(c) any share splits described herein will take effect as share sub-divisions as a matter of Cayman Islands law;

(d) the allotment and issuance of Shares pursuant to the terms of this Plan following the exercise of an Option or Award shall be subject to the Memorandum and Articles of Association of the Company, as amended and in effect from time to time.; and

(e) as a matter of Cayman Islands law, Shares shall not in fact be legally issued, transferred, redeemed, repurchased or forfeited until the time at which the appropriate entries are made in Register of Members of the Company (the Register of Members being prima facie evidence of legal title to shares).

25. Choice of Law. The Plan will be governed by and construed in accordance with the laws of the State of California without regard to principles of conflicts of laws.

As approved by the Board of the Company on July 15, 2024.

As approved by the shareholders of the Company on August 28, 2024.